UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2004.

Commission File Number: 001-31221

Total number of pages: 48

NTT DoCoMo, Inc.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	Earnings release dated May 7, 2004 announcing the company’s results for the fiscal year ended March 31, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DoCoMo, Inc.

Date: May 10, 2004	By:	/S/ MASAYUKI HIRATA
Masayuki Hirata Executive Vice President and Chief Financial Officer

3:00 P.M. JST, May 7, 2004 NTT DoCoMo, Inc.

Earnings Release for the Fiscal Year Ended March 31, 2004

NTT DoCoMo Posts Record Earnings FOMA subscribers top 3 million, data transmission revenue continues to grow

Consolidated financial results of NTT DoCoMo, Inc. (the “Company”) and its subsidiaries (collectively “we” or “DoCoMo”) for the fiscal year ended March 31, 2004, are summarized as follows.

<< Highlights of Financial Results >>

•	For the fiscal year ended March 31, 2004, operating revenues were ¥5,048.1 billion (up 5.0% year-on-year), operating income was ¥1,102.9 billion (up 4.4% year-on-year), income before income taxes was ¥1,101.1 billion (up 5.6% year-on-year) and net income was ¥650.0 billion (up 205.9% year-on-year).

•	Earnings per share were ¥13,099.01 and EBITDA margin* was 36.8% (down 1.4 points year-on-year), and ROCE* was 22.9% (up 0.8 points year-on-year).

•	Operating revenues, operating income, income before income taxes and net income for the fiscal year ending March 31, 2005, are estimated to be ¥4,920 billion (down 2.5% year-on-year), ¥830 billion (down 24.7% year-on-year), ¥1,314 billion (up 19.3% year-on-year) and ¥751 billion (up 15.5% year-on-year), respectively.

Notes:

1.	Consolidated financial statements for the fiscal year ended March 31, 2004, in this release are unaudited.
2.	Amounts in this release are rounded off, excluding non-consolidated financial statements, where amounts are truncated.
3.	With regard to the assumptions and other related matters concerning the forecasts of consolidated financial results for the fiscal year ending March 31, 2005, please refer to page 10.

*	EBITDA and EBITDA margin, as we use them, are different from EBITDA as defined in Item 10(e) of Regulation S-K and may not be comparable to similarly titled measures used by other companies. For an explanation of our definition of EBITDA, see the reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP on page 42. See page 42 for the definition of ROCE.

<< Comment by Keiji Tachikawa, President and CEO >>

Owing to intensified competition, severe business conditions persisted throughout the fiscal year ended March 31, 2004, but our Group secured ¥5,048.1 billion, ¥1,102.9 billion, and ¥650.0 billion in operating revenues, operating income and net income, respectively.

As of March 31, 2004, the number of “FOMA” subscribers reached 3.05 million, by far exceeding our earlier expectations, due to brisk sales of the latest “FOMA 900i” series handsets. This demonstrates that we have been making steadfast progress in migrating subscribers to “FOMA,” and our target is to increase its subscriber count to 10.6 million by March 31, 2005.

The subscriber base of i-mode, on the other hand, reached 41.08 million as of March 31, 2004, accounting for approximately 90% of our total cellular subscribers. The uptake of cellular phones compatible with infrared data transmission capability, QR codes and other external interface technologies is also expanding steadily.

In the fiscal year ending March 31, 2005, our operating revenues and income are projected to decrease as we have decided to carry out rate cuts—including the expansion of our “Family Discount” package to offer steeper discounts (effective April 1, 2004), reduction of FOMA’s “Packet Pack” monthly charges (effective May 1, 2004), and introduction of flat-rate tariff plans for i-mode access via FOMA (effective June 1, 2004) to reinforce our competitiveness and propel further growth in the future. Going forward, in addition to the business models centered on the revenues from metered communication charges, we intend to create new services through the linkage with brick-and-mortar services using cellular phone’s external interfaces—i.e., the convergence of mobile multimedia services with various types of commerce activities—with an aim to evolve our cellular service into a “life infrastructure” offering useful solutions for people’s daily lives and businesses. Our goal is to recover our results through these efforts, and thereby solidify our business foundation.

We have hitherto promoted “DoCoMo Hearty Style” campaign—a campaign aimed at building warmer relationship amongst people through our products and services. We are committed to continuing these social contribution activities as well as environmental conservation programs as part of our endeavors to fulfill our social responsibility as a corporate citizen.

<< Business Results and Financial Position >>

<Results of operations>	Billions of yen
	(UNAUDITED) Year ended March 31, 2004	Year ended March 31, 2003	Increase (Decrease)
Operating revenues (i)	¥5,048.1	¥4,809.1	5.0%
Operating expenses	3,945.1	3,752.4	5.1%

Operating income	1,102.9	1,056.7	4.4%
Other expense, net	1.8	13.8	(86.9%)

Income before income taxes	1,101.1	1,043.0	5.6%
Income taxes	429.1	454.5	(5.6%)
Equity in net losses of affiliates	(22.0)	(324.2)	—
Minority interests	(0.0)	(16.0)	—
Cumulative effect of accounting change (ii)	—	(35.7)	—

Net income	¥650.0	¥212.5	205.9%

Notes:

(i)	In November 2003, we commenced a new billing arrangement called “Nikagetsu Kurikoshi,” in which the subscribers can carry over their unused allowances (free minutes and/or packets) included in their base monthly charges for up to the following two months. For the fiscal year ended March 31, 2004, we deferred revenues from the base monthly charges with respect to the unused allowances that are carried over to April 2004 and the following month. The deferred revenues were ¥32.3 billion at March 31, 2004.
(ii)	Effective April 1, 2002, DoCoMo adopted Emerging Issues Task Force (“EITF”) Issue No. 01-09, “Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Products.” The initial adoption of EITF 01-09 resulted in the recognition of cumulative effect of an accounting change in the year ended March 31, 2003.

1.	Business Overview

(1) Operating revenues totaled ¥5,048.1 billion (up 5.0% year-on-year).

•	Cellular (mova) services revenues decreased to ¥3,156.5 billion (down 4.0% year-on-year). Although we strengthened our lineup of handsets with sophisticated features and provided new services, the number of the subscribers decreased mainly due to progress in the migration of subscribers from “mova” services to “FOMA” services.

•	Cellular (FOMA) services revenues increased to ¥153.0 billion (up 1023.8% year-on-year) due to a significant increase in the number of the subscribers through improvement of the coverage area and active sales promotion in line with introduction of “FOMA 900i” series handsets, and an increase in the usage of packet communications services such as “i-motion.”

•	Packet communications services revenues increased to ¥1,020.7 billion (up 15.2% year-on-year) as a result of an increase in the number of “i-mode” services subscribers mainly due to wider penetration of handsets equipped with “i-appli,” built-in cameras, infrared data transmission capability and a QR code reader function, and an increase in the usage of “i-mode” services boosted mainly through a further increase of content utilizing the new functions.

<Breakdown of operating revenues>	Billions of yen
	(UNAUDITED) Year ended March 31, 2004	Year ended March 31, 2003	Increase (Decrease)
Wireless services	¥4,487.9	¥4,350.9	3.1%
[Including] Cellular (mova) services revenues (i)	3,156.5	3,286.4	(4.0%)
[Including] Cellular (FOMA) services revenues (i)(ii)	153.0	13.6	1023.8%
[Including] Packet communications services revenues (i)	1,020.7	886.3	15.2%
[Including] PHS services revenues	70.4	79.3	(11.3%)
[Including] “Quickcast” services revenues	5.8	7.7	(24.8%)
Equipment sales (iii)	560.2	458.2	22.2%

Total operating revenues	¥5,048.1	¥4,809.1	5.0%

  Notes:

(i)	Due to a new billing arrangement called “Nikagetsu Kurikoshi,” ¥28.0 billion and ¥4.3 billion were deferred from cellular (mova) services revenues and cellular (FOMA) services revenues, respectively.
(ii)	Cellular (FOMA) services revenues include packet communications services revenues from “FOMA” subscribers, which amounted to ¥49.9 billion and ¥4.7 billion for the year ended March 31, 2004, and 2003, respectively.
(iii)	Due to the adoption of EITF 01-09, equipment sales for the year ended March 31, 2004, and 2003, decreased by ¥605.5 billion and ¥558.9 billion, respectively.

(2) Operating expenses were ¥3,945.1 billion (up 5.1% year-on-year).

•	Personnel expenses increased to ¥248.4 billion (up 2.1% year-on-year) mainly due to an increase in the number of employees (an increase of 449 employees from March 31, 2003 to March 31, 2004).

•	Non-personnel expenses increased to ¥2,508.8 billion (up 9.2% year-on-year) due to an increase in revenue-linked variable expenses, including cost of equipment sold, sales commissions paid to agent resellers and costs related to point loyalty programs.

•	Depreciation and amortization expenses decreased to ¥721.0 billion (down 3.8% year-on-year) due to a decrease in capital expenditures as a result of our efforts to make capital expenditures more efficient and less costly.

<Breakdown of operating expenses>	Billions of yen
	(UNAUDITED) Year ended March 31, 2004	Year ended March 31, 2003	Increase (Decrease)
Personnel expenses	¥248.4	¥243.3	2.1%
Non-personnel expenses (i)	2,508.8	2,297.9	9.2%
Depreciation and amortization	721.0	749.2	(3.8%)
Loss on disposal of property, plant and equipment and intangible assets	43.9	38.6	13.8%
Communication network charges	387.7	387.7	(0.0%)
Taxes and public dues	35.4	35.7	(0.9%)

Total operating expenses	¥3,945.1	¥3,752.4	5.1%

Note:

(i)	Due to the adoption of EITF 01-09, non-personnel expenses for the year ended March 31, 2004, and 2003, decreased by ¥593.9 billion and ¥571.2 billion, respectively.

(3)	As a result, operating income increased to ¥1,102.9 billion (up 4.4% year-on-year) and income before income taxes increased to ¥1,101.1 billion (up 5.6% year-on-year).

(4)	Net income was ¥650.0 billion (up 205.9% year-on-year).

•	Equity in net losses of affiliates was ¥22.0 billion.

2.	Segment Information

(1)	Mobile phone business

Operating revenues were ¥4,937.7 billion and operating income was ¥1,138.9 billion.

•	Cellular (mova) services

–	The number of cellular (mova) services subscribers as of March 31, 2004, decreased to 42.88 million (down 1.5% year-on-year). We implemented several initiatives such as reinforcing the lineup of the products by releasing the “mova 505i” series handsets equipped with “Macromedia Flash” and “i-appli DX”, the “mova 505iS” series handsets featuring mega-pixel cameras and a bar code reader function, and “mova 252i” series handsets offering high-speed “i-mode” transmission with a compact body. However, due to steady progress in migration of subscribers from “mova” services to “FOMA” services, the number of cellular (mova) services subscribers began to decrease in September 2003.

–	Voice ARPU, “i-mode” ARPU and aggregate ARPU of cellular (mova) services were ¥5,890, ¥1,940 and ¥7,830, respectively.

•	Cellular (FOMA) services

–	We expanded the coverage of our “FOMA” network (approximately 99% nationwide population coverage as of March 31, 2004), reinforced indoor coverage areas in buildings and underground malls, strengthened the handset lineup by releasing the “FOMA P2102V” handsets featuring videophone capability and the “FOMA N2701” handsets offering the dual (“FOMA” and “mova”) mode service, and appealed that “FOMA” packet communications services are comparatively low in price. As a result, the number of the subscribers passed one million at the end of September 2003, and then the number reached two millions in less than four months afterward. Furthermore, we reinforced our products and service functions, and actively promoted the sales by sequentially releasing the “FOMA 900i” series handsets equipped with “Deco-mail” (HTML e-mail), “Chara-den” (avatar-capable videophone), “Chaku-motion” (“i-motion” for incoming calls) and “large-capacity i-appli.” As a result, the number of cellular (FOMA) services subscribers as of March 31, 2004, increased to 3.05 million (up 822.8% year-on-year).

–	Voice ARPU, packet ARPU and aggregate ARPU of cellular (FOMA) services were ¥6,900, ¥3,380 and ¥10,280, respectively.

–	In addition, we diversified our billing plans and lowered tariffs, such as introducing a new billing arrangement called “Nikagetsu Kurikoshi,” in which the cellular (“FOMA” and “mova”) services subscribers can carry over their unused allowances (free minutes and/or packets) included in their base monthly charges up to the following two months without any subscription, and reducing charges on calls from a landline phone to a cellular (“FOMA” and “mova”) phone. Also, we responded to the diversified needs of customers by introducing our “Melody Call” service that enables subscribers to set their preferred music or voice contents as ring back tones as well as strengthened our “i-shot” service.

–	Voice ARPU, packet ARPU and aggregate ARPU of cellular (“FOMA” and “mova”) services were ¥5,920, ¥1,970 and ¥7,890, respectively.

•	“i-mode” services

–	We actively implemented initiatives to boost the usage of the “i-mode” services such as equipping the “mova 505i” series handsets with “Macromedia Flash” and “i-appli DX”, that enable handsets to display rich animation content on “i-mode” websites and to link data recorded in the handsets with “i-appli” contents, and equipping the “mova 505iS” series handsets with a bar code reader function that enables subscribers to link with other platforms through “i-mode” services.

–	To spread cellular (FOMA) services, we equipped the “FOMA 900i” series handsets with “Deco-mail” which enables the handset users to decorate “i-mode” e-mail as they like, “Chaku-motion” which lets the handset users to use “i-motion” to signal incoming calls, and “large-capacity i-appli” providing “i-appli” with the enhanced content capacity.

–	As a result of these initiatives, the number of “i-mode” services subscribers exceeded 40 million in October 2003 and reached 41.08 million (up 8.8% year-on-year) at March 31, 2004.

–	To promote creation of new mobile communication services, we launched a field trial using mobile phones equipped with FeliCa contactless IC chip technology in December 2003, formed a joint venture company, “FeliCa Networks, Inc.,” with Sony Corporation and promoted other initiatives.

–	Overseas expansion of “i-mode” services has progressed steadily and the total number of “i-mode” services subscribers for seven mobile operators* using “i-mode” license passed the two million mark as of the end of January 2004.

*	E-Plus Mobifunk Gmbh & Co. KG (Germany), KPN mobile the Netherlands B.V. (Netherlands), KG Telecommunications Co., Ltd. ** (Taiwan), BASE N.V./S.A. (Belgium), Bouygues Telecom S.A. (France), Wind Telecomunicazioni S.p.A. (Italy) and Telefónica Móviles España, S.A. (Spain)

COSMOTE Mobile Telecommunications S.A. (Greece), with which DoCoMo signed an “i-mode” license agreement in November 2003, will be the eighth mobile operator to introduce “i-mode” services.

**	In October 2003, KG Telecommunications Co., Ltd. entered into a stock purchase agreement with Far EasTone Telecommunications Co., Ltd., by which KG Telecommunications Co., Ltd. became a wholly owned subsidiary of Far EasTone Telecommunications Co., Ltd.

Note:

ARPU: Average monthly revenue per unit

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per user basis. ARPU is calculated by dividing various revenue items included in operating revenues from our Wireless services, such as monthly charges, voice transmission charges and packet transmission charges, from designated services which are incurred consistently each month, by number of active subscribers to the relevant services. We believe that our ARPU figures provide useful information regarding the average usage of our subscribers. The revenue items included in the numerators of our ARPU figures are based on our U.S. GAAP results of operations. This definition applies to all ARPU figures hereinafter.

See page 41 for the details of the calculation methods.

<Number of subscribers by services>	Thousand subscribers		Increase (Decrease)
	March 31, 2004	March 31, 2003
Cellular (mova) services	42,882	43,531	(1.5%)
Cellular (FOMA) services	3,045	330	822.8%
“i-mode” services	41,077	37,758	8.8%
Satellite mobile communications services	31	29	8.0%

Notes:

•	Number of “i-mode” subscribers as of March 31, 2004 = Cellular (mova) “i-mode” subscribers (38,080 thousand) + Cellular (FOMA) “i-mode” subscribers (2,997 thousand)
•	Number of “i-mode” subscribers as of March 31, 2003 = Cellular (mova) “i-mode” subscribers (37,456 thousand) + Cellular (FOMA) “i-mode” subscribers (303 thousand)

<Operating results>	Billions of yen
	(UNAUDITED) Year ended March 31, 2004	Year ended March 31, 2003	Increase (Decrease)
Mobile phone business operating revenues	¥4,937.7	¥4,690.4	5.3%
Mobile phone business operating income	1,138.9	1,087.2	4.8%

(2)	PHS business

Operating revenues were ¥75.7 billion and operating loss was ¥35.5 billion.

•	We introduced “@Freed,” a fixed-fee service for data communications, “@Freed” compatible card-type PHS terminals, and “multi-lines discount” for “@Freed” service subscribers. As the number of net subscribers in the Japanese PHS market continues to decrease, the number of PHS subscribers as of March 31, 2004, decreased to 1.59 million (down 5.7% year-on-year). However, we saw a net increase in the number of data-card-type PHS subscribers as a result of our initiatives to focus on an increase in usage of a fixed-fee service for data communications.

•	PHS ARPU was ¥3,430.

  Note:

See page 41 for the details of the ARPU calculation methods.

<Number of subscribers>	Thousand subscribers		Increase (Decrease)
	March 31, 2004	March 31, 2003
PHS services	1,592	1,688	(5.7%)

<Operating results>	Billions of yen
	(UNAUDITED) Year ended March 31, 2004	Year ended March 31, 2003	Increase (Decrease)
PHS business operating revenues	¥75.7	¥85.0	(11.0%)
PHS business operating loss	(35.5)	(28.3)	—

(3)	“Quickcast” business

Operating revenues were ¥6.0 billion and operating loss was ¥1.9 billion.

•	As the market for pager services in Japan and our subscriber numbers continued to shrink, we continued to reduce costs by reviewing our services.

<Number of subscribers>	Thousand subscribers		Increase (Decrease)
	March 31, 2004	March 31, 2003
“Quickcast” services	457	604	(24.4%)

<Operating results>	Billions of yen
	(UNAUDITED) Year ended March 31, 2004	Year ended March 31, 2003	Increase (Decrease)
“Quickcast” business operating revenues	¥6.0	¥8.1	(26.1%)
“Quickcast” business operating loss	(1.9)	(6.5)	—

(4)	Miscellaneous businesses

Operating revenues were ¥28.7 billion and operating income was ¥1.4 billion.

•	We launched international roaming services for “FOMA” subscribers called “WORLD WING” in June 2003.

•	We started an international videophone call service between our “FOMA” videophone users and videophone users of Hutchison 3G UK Limited, a UK carrier, in October 2003 and Hutchison 3G HK Limited, a Hong Kong carrier, in February 2004.

•	We increased the hot spots of “Mzone,” a public wireless LAN service, to 254 as of March 31, 2004 and introduced a “daily plan,” under which users can connect up to 24 hours with a fixed daily fee, in addition to an existing monthly plan.

<Operating results>	Billions of yen
	(UNAUDITED) Year ended March 31, 2004	Year ended March 31, 2003	Increase (Decrease)
Miscellaneous businesses operating revenues	¥28.7	¥25.5	12.5%
Miscellaneous businesses operating income	1.4	4.3	(67.1%)

3.	Capital Expenditures

Total capital expenditures* were ¥805.5 billion.

•	We expanded both the indoor and outdoor coverage areas of our “FOMA” services (approximately 99% nationwide population coverage as of March 31, 2004) through the introduction of economical micro base stations and promoted the construction of IP core networks via the IP router architecture based on the fiber-optic transmission lines. In addition, we made our capital expenditures more efficient by reducing acquisition costs of equipment, and improving the design and construction process.

<Breakdown of capital expenditures>	Billions of yen
	(UNAUDITED) Year ended March 31, 2004	Year ended March 31, 2003	Increase (Decrease)
Mobile phone business	¥601.1	¥600.8	0.0%
PHS business	12.3	8.4	46.9%
“Quickcast” business	0.0	0.2	(79.1%)
Other (including buildings for telecommunications)	192.1	244.6	(21.5%)

Total capital expenditures	¥805.5	¥854.0	(5.7%)

*	See the reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP on page 42.

4.	Cash Flow Conditions

•	Net cash provided by operating activities was ¥1,710.2 billion (up 7.9% year-on-year). Although the cash flows related to the changes in accounts receivable decreased, net cash provided by operating activities increased primarily because the payment of income taxes decreased and tax refunds receivable were collected. The cash flows related to the changes in accounts receivable in the fiscal year ended March 31, 2003 include cash transactions of approximately ¥244 billion that would normally be settled in the previous fiscal year, because of a bank holiday on March 31, 2002. This lead to a net negative impact on cash flows from operating activities for the fiscal year ended March 31, 2004.

•	Net cash used in investing activities decreased to ¥847.3 billion (down 2.8% year-on-year), despite an increase in loan advances due to a shareholder loan to Hutchison 3G UK Holdings Limited, because of the decrease in purchase of property, plant and equipment.

•	Net cash used in financing activities was ¥705.9 billion (up 111.8% year-on-year). We reduced external financing and increased stock buyback and dividend payment. We repurchased our own shares totaling to ¥394.9 billion in the fiscal year ended March 31, 2004, consisting of ¥194.9 billion through a tender offer and ¥200.0 billion in the stock market.

•	Free cash flows were ¥862.9 billion (up 21.0% year-on-year). Adjusted free cash flows* excluding the effects of a bank holiday for the prior year (approximately ¥244 billion) increased by 83.9% year-on-year.

•	Financial measures related to cash flows improved compared to the previous fiscal year, due to an increase in shareholders’ equity, a decrease in interest bearing liabilities and an increase in market value of total share capital caused by an improvement of our share price.

<Statements of cash flows>	Billions of yen
	(UNAUDITED) Year ended March 31, 2004	Year ended March 31, 2003	Increase (Decrease)
Net cash provided by operating activities	¥1,710.2	¥1,584.6	7.9%
Net cash used in investing activities	(847.3)	(871.4)	—
Net cash used in financing activities	(705.9)	(333.3)	—
Free cash flows	862.9	713.2	21.0%
Adjusted free cash flows (excluding irregular factors) *	862.9	469.2	83.9%

<Financial measures>	Year ended March 31, 2004	Year ended March 31, 2003	Increase (Decrease)
Equity ratio	59.2%	57.4%	1.8 points
Market equity ratio*	184.3%	183.1%	1.2 points
Debt ratio	22.8%	28.0%	(5.2 points )
Debt payout period (years)	0.6	0.9	(0.3)
Interest coverage ratio	104.4	79.7	24.7

Notes:

•	Free cash flows = Cash flows from operating activities + Cash flows from investing activities In past reports, we excluded net payments for short-term loans and deposits from Cash flows from investing activities in determining our free cash flows. In the table above, approximately ¥0.5 billion has been added to the amount of Free cash flows previously reported for the fiscal year ended March 31, 2003 to reflect the inclusion of payments for short-term loans and deposits.
•	Irregular factor represents the effects of uncollected revenues due to a bank holiday at the end of March 31, 2002.
•	Equity ratio = Shareholders’ equity / Total assets
•	Market equity ratio* = Market value of total share capital / Total assets
•	Debt ratio = Interest bearing liabilities / (Shareholders’ equity + Interest bearing liabilities)
•	Debt payout period (years) = Interest bearing liabilities / Cash flows from operating activities
•	Interest coverage ratio = Cash flows from operating activities / Interest expense**
**	Interest expense is cash interested paid, which are disclosed in “Supplemental disclosures of cash flow information” for consolidated statement of cash flows.
*	See the reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP on page 42.

5.	Profit Distribution

•	The Company plans to pay the ordinary dividend of ¥1,000 per share (including ¥500 interim dividend), and the commemorative dividend of ¥500 per share in recognition of “i-mode” services subscribers surpassing the 40 million mark, which makes the total dividend of ¥1,500 per share (including ¥500 interim dividend) for the year ended March 31, 2004.

<< Prospects for the Fiscal Year Ending March 31, 2005 >>

The competition in the Japanese mobile communications market became increasingly harsh in the fiscal year ended March 31, 2004, with each carrier introducing new price plans and handsets equipped with highly advanced features to respond to the diversification of customer needs as the penetration rate of cellular phones continued to rise. As the downtrend in the average revenue per unit (ARPU) of our subscribers continues, we are expecting a decline in our operating revenues and operating income in the fiscal year ending March 31, 2005, because we have decided to lower our service charges to strengthen our competitiveness and propel growth in the future, e.g., by expanding our “Family Discount” package and introducing flat-rate charges for packet access via “FOMA,” and also due to the projected increase in revenue-linked expenses associated with our efforts to accelerate subscribers’ migration to “FOMA.”

Under these circumstances, we will strive to improve and reinforce our core business primarily by further increasing the uptake of “FOMA,” while enlarging our business domains through pursuing the three key growth strategies of “multimedia,” “ubiquity” and “globalization”.

In addition to promoting conventional cellular phone services as a means for conveying information through voice/mail communications and internet access, we plan to link our services with existing brick-and-mortar services leveraging the external interface of the handsets such as the infrared transmission capability, QR codes and contactless IC chips, with a goal to further evolve our service offerings and provide useful solutions for people’s lives and businesses. Meanwhile, we will continue to work to streamline our business and strengthen our financial position through reviewing our operational processes and loss-making businesses, etc., and maximize our enterprise value as a consequence.

	Billions of yen
	Year ending March 31, 2005	Year ended March 31, 2004 (Actual results)	Increase (Decrease)
Operating revenues	¥4,920	¥5,048.1	(2.5%)
Operating income	830	1,102.9	(24.7%)
Income before income taxes	1,314	1,101.1	19.3%
Net income	751	650.0	15.5%

Capital expenditures *	796	805.5	(1.2%)
Free cash flows *	980	862.9	13.6%
EBITDA *	1,618	1,858.9	(13.0%)
EBITDA margin *	32.9%	36.8%	(3.9 points)
ROCE *	16.4%	22.9%	(6.5 points)
ROCE after tax effect *	9.7%	13.3%	(3.6 points)

The financial forecasts for the year ending March 31, 2005, were based on the forecasts of the following operation data.

	March 31, 2005	March 31, 2004 (Actual results)	Increase (Decrease)
Number of cellular (mova) services subscribers (Thousands)	37,100	42,882	(13.5%)
Number of cellular (FOMA) services subscribers (Thousands)	10,600	3,045	248.1%
Number of “i-mode” subscribers (Thousands)	43,400	41,077	5.7%
Number of PHS subscribers (Thousands)	1,370	1,592	(13.9%)
Number of “Quickcast” subscribers (Thousands)	330	457	(27.8%)
Aggregate ARPU (cellular (“FOMA” and “mova”) services)	¥7,270	¥7,890	(7.9%)
Voice ARPU	¥5,390	¥5,920	(9.0%)
Packet ARPU	¥1,880	¥1,970	(4.6%)

Note:	The number of “i-mode” subscribers includes the number of cellular (mova) and cellular (FOMA) “i-mode” subscribers. See page 41 for the details of the ARPU calculation methods.

•	DoCoMo expects to pay a total annual dividend of ¥2,000 per share for the year ending March 31, 2005, consisting of an interim dividend of ¥1,000 per share and a year-end dividend of ¥1,000 per share.

*	EBITDA and EBITDA margin, as we use them, are different from EBITDA as defined in Item 10(e) of Regulation S-K and may not be comparable to similarly titled measures used by other companies. For an explanation of our definition of EBITDA, EBITDA margin, capital expenditures, free cash flows, ROCE and ROCE after tax effect, see the reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP on the page 42.

Special Note Regarding Forward-Looking Statements

This Earnings Release contains forward-looking statements such as forecasts of results of operations, policies, management strategies, objectives, plans, recognition and evaluation of facts, expected number of subscribers, financial results and prospects of dividend payments. All forward-looking statements that are not historical facts are based on management’s current expectations, assumptions, estimates, projections, plans, recognition and evaluations based on the information currently available. The projected numbers in this report were derived using certain assumptions that are indispensable for making projections in addition to historical facts that have been acknowledged accurately. These forward-looking statements are subject to various risks and uncertainties. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in or suggested by any forward-looking statement. DoCoMo cannot promise that its assumptions, expectations, projections, anticipated estimates or other information expressed in these forward-looking statements will turn out to be correct. Potential risks and uncertainties include, without limitation:

•	Our 3G services, including our new value-added services may not develop as we expect.

•	The introduction or change of various laws or regulations that affect us or our competitive environment could have an adverse effect on our financial condition and results of operations.

•	The introduction of number portability in Japan may increase our expenses, and may lead to a decrease in our number of subscribers if our subscribers choose to switch to other cellular service providers.

•	Increasing competition from other cellular services providers or other technologies, or rapid changes in market trends, could have an adverse effect on our financial condition and results of operations.

•	Our acquisition of new subscribers, retention of existing subscribers and revenue per unit may not be as high as we expect.

•	Subscribers may experience reduced quality of services because we have only a limited amount of spectrum and facilities available for our services.

•	The W-CDMA technology that we use for our 3G system may not be introduced by other operators, which could limit our ability to offer international services to our subscribers.

•	Our international investments, alliances and collaborations may not produce the returns or provide the opportunities we expect.

•	The performance of our PHS business may not improve and the business may continue to operate at a loss in the future.

•	Social problems, such as unsolicited bulk e-mail, which are caused by misuse or misunderstanding of our products and services may increase our expenses or adversely affect our credibility and corporate image.

•	Our parent, NTT, could exercise influence that may not be in the interests of our other shareholders.

•	Concerns about wireless telecommunications health risks may adversely affect our financial condition and results of operations.

•	System failures caused by earthquakes, power shortages or software and hardware malfunctions may adversely affect our financial condition and results of operations.

•	Computer viruses and cyber attacks may harm our network systems and other communication systems using cellular phones.

•	Volatility and changes in the economic conditions and securities market in Japan and other countries may have an adverse effect on our financial condition and results of operations.

“FOMA”, “i-mode”, “Hearty Style”, “Nikagetsu Kurikoshi”, “mova”, “i-motion”, “i-appli”, “i-appli DX”, “Deco-mail”, “Chara-den”, “Chaku-motion”, “Melody Call”, “i-shot”, “@FreeD”, “Quickcast”, “WORLD WING”, and “Mzone” are trademarks or registered trademarks of NTT DoCoMo, Inc. Other products or company names shown in this Earnings Release are trademarks or registered trademarks.

<< Conditions of the Corporate Group >>

NTT DoCoMo, Inc. primarily engages in mobile telecommunications services as a member of the NTT group, with Nippon Telegraph and Telephone Corporation (“NTT”) as the holding company.

The Company, its 71 subsidiaries and nine affiliates constitute the NTT DoCoMo group (“DoCoMo group”), the largest mobile telecommunications services provider in Japan.

The business segments of DoCoMo group and the corporate position of each group company are as follows.

[Business Segment Information]

Business	Main service lines
Mobile phone businesses	Cellular (mova) services, cellular (FOMA) services, packet communications services, satellite mobile communications services, in-flight telephone services, and sales of handsets and equipment for each service

PHS business	PHS services and sales of PHS handsets and equipment

“Quickcast” business	Radio paging (Quickcast) services and sales of “Quickcast” equipment

Miscellaneous businesses	International dialing services and other miscellaneous businesses

(Note) In-flight telephone services in the mobile phone business segment were terminated on March 31, 2004.

[Position of Each Group Company]

(1)	The Company engages in Mobile phone, PHS, “Quickcast” and other businesses in the Kanto-Koshinetsu region of Japan. The Company also provides nationwide services such as satellite mobile communications services, in-flight telephone service and international dialing services. The Company is solely responsible for the R&D activities of the DoCoMo group regarding the mobile telecommunications business, the development of services and the development of information processing systems. The Company provides the results of such research and development to its eight regional subsidiaries, each of which operates in one of eight regions in Japan (“DoCoMo Regional Subsidiaries”).
(2)	Each of the DoCoMo Regional Subsidiaries engages in Mobile phone (excluding satellite mobile communications services and in-flight telephone service), PHS and “Quickcast” businesses in their respective regions.
(3)	Twenty-eight other subsidiaries of the Company, each of which is entrusted with certain services by the Company and/or DoCoMo Regional Subsidiaries, operate independently to maximize their expertise and operate efficiently. They are entrusted with part of the services provided by, or give assistance to, the Company and DoCoMo Regional Subsidiaries.
(4)	There are 35 other subsidiaries and nine affiliates, including, among others, some overseas units established for the purpose of global expansion of the third-generation mobile communications system based on W-CDMA, and joint ventures, set up to launch new business operations.

The following chart summarizes the above.

Customers
(Parent)
NTT
Provide wireless telecommunications services
Basic R&D/ Group management
Provide wireless telecommunications services
Company (NTT DoCoMo, Inc.)
Mobile Phone Business
PHS Business
"Quickcast" Business
Miscellaneous Business
Rental of communications equipment / R&D
(DoCoMo Regional Subsidiaries: 8)
NTT DoCoMo Hokkaido, Inc.
NTT DoCoMo Tohoku, Inc.
NTT DoCoMo Tokai, Inc.
NTT DoCoMo Hokuriku, Inc.
NTT DoCoMo Kansai, Inc.
NTT DoCoMo Chugoku, Inc.
NTT DoCoMo Shikoku, Inc.
NTT DoCoMo Kyushu, Inc.
Mobile Phone Business
PHS Business
"Quickcast" Business
Miscellaneous Business
Business entrustment
Business entrustment
(Subsidiaries: 7)
DoCoMo Services Inc.
DoCoMo Engineering Inc.
DoCoMo Mobile Inc.
DoCoMo Support Inc.
DoCoMo Sentsu, Inc.
DoCoMo Systems, Inc.
DoCoMo Technology, Inc.
(Indirect Subsidiaries:21)
DoCoMo Services Hokkaido Inc.
DoCoMo Services Tohoku Inc.
DoCoMo Services Tokai Inc.
DoCoMo Services Hokuriku Inc.
DoCoMo Services Kansai Inc.
DoCoMo Services Chugoku, Inc.
DoCoMo Services Shikoku Inc.
DoCoMo Services Kyushu Inc.
DoCoMo Engineering Hokkaido Inc.
DoCoMo Engineering Tohoku Inc.
DoCoMo Engineering Tokai Inc.
DoCoMo Engineering Hokuriku Inc.
DoCoMo Engineering Kansai, Inc.
DoCoMo Engineering Chugoku, Inc.
DoCoMo Engineering Shikoku Inc.
DoCoMo Engineering Kyushu Inc.
DoCoMo Mobile Hokkaido Inc.
DoCoMo Mobilemedia Kansai, Inc.
DoCoMo i Kyushu Inc.
DoCoMo Mobile Tokai, Inc.
DoCoMo Mobile Chugoku, Inc.
Global deployment, new businesses
(Other Subsidiaries: 35)
(Affiliates: 9)
Overseas
DCM Investment Inc.
DoCoMo Communications Laboratories Europe GmbH
DoCoMo Communications Laboratories USA, Inc.
DoCoMo Europe (France) S.A.S.
DoCoMo Europe Limited
DoCoMo i-mode Europe B.V.
NTT DoCoMo Telecomunicações do Brasil Ltda.
NTT DoCoMo USA, Inc.
DoCoMo Communications Laboratories Beijing Co., Ltd.
and 11 other companies
AT&T Wireless Services, Inc.
Gobi Fund, Inc.
Hutchison 3G HK Holdings Limited
Hutchison 3G UK Holdings Limited
Hutchison Telephone Company Limited
Domestic
e Engineering, Inc.
e Engineering Tokai, Inc
e Engineering Kansai, Inc.
e Engineering Kyushu Inc.
Double Square Inc.
D2 Communications Inc.
DoCoMo Tametan, Inc.
DoCoMo.com, Inc.
DoCoMo Machine Com, Inc.
Trinotes, Inc.
Business Expert Inc.
Business Expert Tokai, Inc
Business Expert Kansai, Inc .
Business Expert Kyushu, Inc
Mobimagic Co., Ltd
FeliCa Networks, Inc.
Mobile Internet Capital, Inc.
and 2 other companies

As of March 31, 2004

<< Management Policies >>

1.	Basic Management Policies

Under the corporate philosophy of “creating a new world of communications culture,” DoCoMo aims to contribute to the realization of a rich and vigorous society by reinforcing its core business with a focus on popularizing “FOMA” services, and promoting mobile multimedia services by offering services that are useful for customers’ daily lives and businesses. It also seeks to maximize its corporate value in order to be greatly trusted and highly valued by its shareholders and customers.

2.	Medium- and Long-Term Management Strategies

The competition amongst carriers in the Japanese cellular phone market is expected to intensify even further in the future as the penetration rate rises and customer needs diversify.

Against this backdrop, DoCoMo Group will seek to strengthen its managerial foundation by improving its core business primarily through the expansion of “FOMA” services, while consistently enhancing its operational efficiency through a thorough review on business processes, including revision of some under performing businesses. DoCoMo will actively work to expand its business domains based on its three principal growth strategies of “multimedia”, “ubiquity” and “globalization”, collaborate with other related companies in offering “services that are useful for customers’ daily lives and businesses”, and aim to enhance its corporate value as a consequence.

(1) Multimedia

With a goal to further increase the use of “i-mode” and “FOMA” services, which enable the transmission of large amounts of data at high speeds, DoCoMo will continue to enrich its product lineup through the introduction of handsets offering advanced features, and will strive to develop and provide a wide array of sophisticated non-voice services, including visual communications and video/text delivery services. DoCoMo has also embarked on the development of High-Speed Downlink Packet Access (HSDPA) system—a technology that further enhances the packet transmission speeds supported by the FOMA network. Furthermore, we started outdoor transmission experiments of wireless access system, which enables high-speed packet telecommunication for the fourth-generation mobile communications system in May 2003, in an effort to promote mobile multimedia services.

(2) Ubiquity

With advances in mobile multimedia services, the business domains of mobile communications have expanded from previously only a “communications infrastructure” centered on voice services to also include an “IT infrastructure” typically represented by “i-mode” service. Going forward, in addition to our conventional effort to expand usages by promoting services, such as remote control over intelligent home appliances and information distribution for automobiles (Telematics), we intend to promote the “linkage with brick-and-mortar services”, together with other related companies, combining mobile multimedia with various types of commercial transaction through an active use of external interface capabilities embedded in cellular handsets, e.g., infrared data transmission, QR code, and contactless IC chips, and linking them in our service offering. Through this commitment, DoCoMo plans to evolve its mobile services into a “life infrastructure” useful for people’s various needs in daily life or business and to create new business opportunities for offering value-added services that are independent from the conventional framework of volume-based communication charge revenues.

(3) Globalization

The Company has made steady progress in the global deployment of W-CDMA-based third-generation systems and mobile multimedia businesses through the collaboration with its overseas investee and other alliance partners. While we continue to advance our steady-going global strategy by creating new revenue opportunities outside Japan, we aim to realize “Global Mobility Support”, enabling people to communicate anytime, anywhere with anyone on a global scale by expanding international roaming services.

3.	Basic Policies for Profit Distribution

The Company will strive to strengthen its financial position and secure internal reserves in order to build highly advanced networks and offer stable services as well as to move ahead with mobile multimedia services. The Company will pay dividends by taking into account its consolidated results and operating environment, with the goal to continue making stable dividend payments. The Company will also continue to take a flexible approach regarding share repurchases in order to return profits to shareholders. Based on the authorization by the resolution adopted at the 12th Ordinary General Meeting of Shareholders held on June 19, 2003, the Company repurchased 1,576,216 ordinary shares of its own stock at an aggregate purchase price of approximately 394.9 billion yen during the fiscal year ended March. 31, 2004.

The Company will allocate internal reserves to active research and development efforts, capital expenditures and other investments in response to the rapidly changing market environment. The Company will endeavor to boost its corporate value by introducing new technologies, offering new services and expanding its global businesses through alliances with new partners.

4.	Basic Policies Regarding Corporate Governance, Measures and Implementation

Viewing corporate governance as an important management issue to maximize its corporate value, the Company will strive to achieve efficient and transparent management under the director/auditor system.

The Company is currently making timely decisions after active discussions at Board of Directors meetings, which are held monthly and on an ad hoc basis. The Company now has one outside director and four outside auditors. To strengthen its auditing function, the Company seeks to expand its accounting staff and cooperate with auditors of its subsidiaries.

The Company set up an “Advisory Board” in February 1999, to obtain opinions and proposals of experts from diverse fields concerning managerial challenges facing the Company. “Advisory Board”, which entered its third term in May 2003, basically meets every month. The Company also established a “US Advisory Board” in December 2000, to receive advice from a more global perspective. The “US Advisory Board” commenced its second term in November 2002 and holds meetings twice a year. The views and proposals from the advisors have been reflected in the management of the Company.

Meanwhile, the Company put in place a mechanism that allows continual improvements while facilitating lawful and appropriate business operations, including trainings to each rank of employees and the top management, assignment of a “Risk Compliance Leader” to each department, and establishment of an internal control system to ensure compliance with relevant laws, regulations and codes of conduct.

The Company will also establish controls and procedures concerning disclosure of corporate information in accordance with domestic and overseas laws and regulations, and will disclose information in a timely, appropriate and proactive way to shareholders and investors to improve transparency.

5.	Relationship with the Parent Company

(1)	The Company operates independently within the NTT Group, mainly in the field of mobile telecommunications. NTT, which currently owns 61.6% of the outstanding shares of the Company, can influence the managerial decisions of the Company by exercising its directorship rights as majority shareholder.

(2)	The Company and NTT concluded a contract on July 1, 1999, for basic research and development conducted by NTT. Under the agreement, NTT offers services and benefits to the Company concerning basic research and development, and the Company pays compensation to NTT for such services and benefits.

The Company and NTT also entered into a contract on April 1, 2002, regarding group management and operations run by NTT. Under the agreement, NTT provides services and benefits regarding group management and operations to the Company, and the Company pays compensation to NTT for such services and benefits. The Company and each of its eight Regional Subsidiaries had separately entered into agreements with NTT until March 31, 2002.

6.	Target Management Indicators

Now that the Japanese mobile telecommunications market has entered a period of stable growth, DoCoMo regards EBITDA margin* as an important management indicator, given the company’s emphasis on profit, to further enhance its management effectiveness. DoCoMo also considers ROCE an important management indicator to promote efficiency in its invested capital (shareholders’ equity + interest bearing liabilities). DoCoMo will attempt to maximize its corporate value by doing its utmost to achieve an EBITDA margin* of at least 35% and an ROCE of at least 20%.

Note:

•	EBITDA margin* = EBITDA* / Operating Revenues
•	EBITDA* = Operating income + depreciation & amortization + loss on sale and disposal of property and equipment
•	ROCE =	Operating income/ (Shareholders’ equity + Interest bearing liabilities) Shareholders’ equity and interest bearing liabilities are the average of two fiscal year ends.

7.	Others

DoCoMo recognizes that support for building environment-friendly social systems is an important management issue facing the entire group. To that end, DoCoMo has earned ISO14001 certification, which is a set of international standards for environmental management and inspection, at almost all levels of the group. At the same time, DoCoMo seeks to alleviate the burdens on the environment by promoting “green equipment procurement”—a practice to purchase equipment taking into account the impact on the environment, collecting and recycling used mobile phone handsets and accessories to create a recycling society, saving on paper resources by offering an “e-billing service” which provides customers’ bills over the Internet or by e-mail message, developing energy-efficient handsets and telecommunication facilities, and decreasing in the emission of greenhouse gases by implementing solar energy and wind power generation equipment to our network facilities such as base station facilities. DoCoMo is also actively engaged in forestation campaigns through its “DoCoMo Woods Campaign”.

*	EBITDA and EBITDA margin, as we use them, are different from EBITDA as defined in Item 10(e) of Regulation S-K and may not be comparable to similarly titled measures used by other companies. For an explanation of our definition of EBITDA, see the reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP on page 42.

Consolidated Financial Statements	May 7, 2004

For the Fiscal Year Ended March 31, 2004	[U.S. GAAP]

Name of registrant:	NTT DoCoMo, Inc.
Code No.:	9437
Stock exchange on which the Company’s shares are listed:	Tokyo Stock Exchange-First Section
Address of principal executive office: (URL http://www.nttdocomo.co.jp/)	Tokyo, Japan
Representative:	Keiji Tachikawa, Representative Director, President and Chief Executive Officer
Contact:	Yasujyu Kajimura, Senior Manager, General Affairs Department / TEL +81-3-5156-1111
Date of the meeting of the Board of Directors for approval of the consolidated financial statements:	May 7, 2004
Name of Parent Company:	Nippon Telegraph and Telephone Corporation (Code No. 9432)
Percentage of ownership interest in NTT DoCoMo, Inc. held by parent company:	61.6%
Adoption of US GAAP:	Yes

1. Consolidated Financial Results for the Fiscal Year Ended March 31, 2004 (April 1, 2003—March 31, 2004)

(1) Consolidated Results of Operations

Amounts are rounded off to the nearest 1 million yen.	(Millions of yen, except per share amounts)

	Operating Revenues		Operating Income		Income before Income Taxes
Year ended March 31, 2004	5,048,065	5.0%	1,102,918	4.4%	1,101,123	5.6%
Year ended March 31, 2003	4,809,088	3.2%	1,056,719	5.6%	1,042,968	9.1%

	Net Income		Basic Earnings per Share		Diluted Earnings per Share		ROE (Ratio of Net Income to Shareholders’ Equity)	ROA (Ratio of Income before Income Taxes to Total Assets)	Income before Income Taxes Margin (Ratio of Income before Income Taxes to Operating Revenues)
Year ended March 31, 2004	650,007	205.9%	13,099.01	(yen)	13,099.01	(yen)	18.1%	17.9%	21.8%
Year ended March 31, 2003	212,491	—	4,253.83	(yen)	4,253.83	(yen)	6.3%	17.2%	21.7%

Notes:	1.	Equity in net earnings (losses) of affiliated companies:	For the fiscal year ended March 31, 2004: For the fiscal year ended March 31, 2003:	(21,960) million yen (324,241) million yen
	2.	The weighted average number of shares outstanding:	For the fiscal year ended March 31, 2004: For the fiscal year ended March 31, 2003:	49,622,595 shares 49,952,907 shares
	3.	Change in accounting policy:	Yes (Adoption of new accounting principle)
	4.	Percentages for operating revenues, operating income, income before income taxes and net income in the above tables represent annual changes compared to corresponding previous year.

(2) Consolidated Financial Position	(Millions of yen, except per share amounts)

	Total Assets	Shareholders’ Equity	Equity Ratio (Ratio of Shareholders’ Equity to Total Assets)	Shareholders’ Equity per Share
March 31, 2004	6,262,266	3,704,695	59.2%	76,234.00	(yen)
March 31, 2003	6,058,007	3,475,514	57.4%	69,274.19	(yen)

Note:	The number of shares outstanding as of March 31, 2004, and 2003, were 48,596,364 shares and 50,170,406 shares, respectively.

(3) Consolidated Cash Flows	(Millions of yen)

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at Fiscal Year End
Year ended March 31, 2004	1,710,243	(847,309)	(705,856)	838,030
Year ended March 31, 2003	1,584,610	(871,430)	(333,277)	680,951

(4)	Number of consolidated companies and companies accounted for using the equity method
	The number of consolidated subsidiaries:	36
	The number of unconsolidated subsidiaries accounted for using the equity method:	35
	The number of affiliated companies accounted for using the equity method:	9

(5)	Change of reporting entities

The number of consolidated companies added: 0	The number of consolidated companies removed:	0
The number of companies on equity method added: 11	The number of companies on equity method removed:	3

3. Consolidated Financial Results Forecasts for the Fiscal Year Ending March 31, 2005 (April 1, 2004—March 31, 2005)

(Millions of yen, except per share amount)

	Operating Revenues	Income before Income Taxes	Net Income	Earnings per Share
Year ending March 31, 2005	4,920,000	1,314,000	751,000	15,453.83	(yen)

Note:	With regard to the above forecasts, please refer to page 10.

*	Consolidated financial statements are unaudited.

<< Consolidated Financial Statements >>

1.	Consolidated Balance Sheets

	Millions of yen
	(UNAUDITED) March 31, 2004		March 31, 2003		Increase (Decrease)
ASSETS
Current assets:
Cash and cash equivalents	¥838,030		¥680,951		¥157,079
Accounts receivable, net	616,131		617,499		(1,368)
Inventories	127,269		67,315		59,954
Deferred tax assets	92,662		58,501		34,161
Prepaid expenses and other current assets	111,225		214,753		(103,528)

Total current assets	1,785,317	28.5%	1,639,019	27.0%	146,298

Property, plant and equipment:
Wireless telecommunications equipment	4,109,818		3,792,361		317,457
Buildings and structures	619,501		546,267		73,234
Tools, furniture and fixtures	580,099		565,601		14,498
Land	188,717		185,031		3,686
Construction in progress	169,562		151,419		18,143
Accumulated depreciation	(2,965,192)		(2,564,551)		(400,641)

Total property, plant and equipment, net	2,702,505	43.2%	2,676,128	44.2%	26,377

Non-current investments and other assets:
Investments in affiliates	324,155		381,290		(57,135)
Marketable securities and other investments	62,191		21,131		41,060
Intangible assets, net	506,777		487,816		18,961
Goodwill	133,354		133,196		158
Other assets	195,406		150,272		45,134
Deferred tax assets	552,561		569,155		(16,594)

Total non-current investments and other assets	1,774,444	28.3%	1,742,860	28.8%	31,584

Total assets	¥6,262,266	100.0%	¥6,058,007	100.0%	¥204,259

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	¥136,642		¥126,741		¥9,901
Short-term borrowings	—		10,000		(10,000)
Accounts payable, trade	666,838		638,670		28,168
Accrued payroll	43,142		45,367		(2,225)
Accrued interest	1,975		2,893		(918)
Accrued taxes on income	318,011		131,845		186,166
Other current liabilities	125,030		96,824		28,206

Total current liabilities	1,291,638	20.6%	1,052,340	17.4%	239,298

Long-term liabilities:
Long-term debt	954,954		1,211,627		(256,673)
Employee benefits	133,954		149,700		(15,746)
Other long-term liabilities	176,964		168,351		8,613

Total long-term liabilities	1,265,872	20.2%	1,529,678	25.2%	(263,806)

Total liabilities	2,557,510	40.8%	2,582,018	42.6%	(24,508)

Minority interests in consolidated subsidiaries	61	0.0%	475	0.0%	(414)

Shareholders’ equity:
Common stock	949,680		949,680		—
Additional paid-in capital	1,311,013		1,306,128		4,885
Retained earnings	1,759,548		1,159,354		600,194
Accumulated other comprehensive income	81,355		62,937		18,418
Treasury stock, at cost	(396,901)		(2,585)		(394,316)

Total shareholders’ equity	3,704,695	59.2%	3,475,514	57.4%	229,181

Total liabilities and shareholders’ equity	¥6,262,266	100.0%	¥6,058,007	100.0%	¥204,259

2.	Consolidated Statements of Operations and Comprehensive Income

	Millions of yen
	(UNAUDITED) Year ended March 31, 2004	Year ended March 31, 2003			Increase (Decrease)
Operating revenues:
Wireless services	¥4,487,912		¥4,350,861		¥137,051
Equipment sales	560,153		458,227		101,926
Total operating revenues	5,048,065	100.0%	4,809,088	100.0%	238,977

Operating expenses:
Cost of services (exclusive of items shown separately below)	712,571		707,253		5,318
Cost of equipment sold (exclusive of items shown separately below)	1,094,332		950,699		143,633
Depreciation and amortization	720,997		749,197		(28,200)
Selling, general, and administrative	1,417,247		1,345,220		72,027
Total operating expenses	3,945,147	78.2%	3,752,369	78.0%	192,778

Operating income	1,102,918	21.8%	1,056,719	22.0%	46,199

Other expense (income):
Interest expense	13,216		16,870		(3,654)
Interest income	(1,917)		(100)		(1,817)
Other, net	(9,504)		(3,019)		(6,485)
Total other expense (income)	1,795	0.0%	13,751	0.3%	(11,956)

Income before income taxes	1,101,123	21.8%	1,042,968	21.7%	58,155

Income taxes:
Current	446,182		285,606		160,576
Deferred	(17,066)		168,881		(185,947)
Total income taxes	429,116	8.5%	454,487	9.5%	(25,371)
Equity in net losses of affiliates	(21,960)	(0.4%)	(324,241)	(6.7%)	302,281
Minority interests in earnings of consolidated subsidiaries	(40)	(0.0%)	(16,033)	(0.3%)	15,993

Income before cumulative effect of accounting change	650,007	12.9%	248,207	5.2%	401,800

Cumulative effect of accounting change	—	—	(35,716)	(0.8%)	35,716

Net Income	¥650,007	12.9%	¥212,491	4.4%	¥437,516

Other comprehensive income (loss):
Unrealized gains (losses) on available-for-sale securities	12,238		(727)		12,965
Revaluation of financial instruments	(13)		257		(270)
Foreign currency translation adjustment	(9,862)		(39,315)		29,453
Minimum pension liability adjustment	16,055		(19,910)		35,965

Comprehensive income:	¥668,425	13.2%	¥152,796	3.2%	¥515,629

PER SHARE DATA
Weighted average common shares outstanding – basic and diluted (shares)	49,622,595		49,952,907		(330,312)
Basic and diluted earnings per share before cumulative effect of accounting change (Yen)	¥13,099.01		¥4,968.82		¥8,130.19
Basic and diluted cumulative effect per share of accounting change (Yen)	—		(714.99)		714.99

Basic and diluted earnings per share (Yen)	¥13,099.01		¥4,253.83		¥8,845.18

3.	Consolidated Statements of Shareholders’ Equity

	Millions of yen
	(UNAUDITED) Year ended March 31, 2004	Year ended March 31, 2003	Increase (Decrease)
Common stock:
At beginning of year	¥949,680	¥949,680	¥—

At end of year	949,680	949,680	—

Additional paid-in capital:
At beginning of year	1,306,128	1,262,672	43,456
Share exchanges	(14)	43,456	(43,470)
Increase in additional paid-in capital of an affiliate	4,899	—	4,899

At end of year	1,311,013	1,306,128	4,885

Retained earnings:
At beginning of year	1,159,354	956,899	202,455
Cash dividends	(49,813)	(10,036)	(39,777)
Net income	650,007	212,491	437,516

At end of year	1,759,548	1,159,354	600,194

Accumulated other comprehensive income:
At beginning of year	62,937	122,632	(59,695)
Unrealized gains (losses) on available-for-sale securities	12,238	(727)	12,965
Revaluation of financial instruments	(13)	257	(270)
Foreign currency translation adjustment	(9,862)	(39,315)	29,453
Minimum pension liability adjustment	16,055	(19,910)	35,965

At end of year	81,355	62,937	18,418

Treasury stock, at cost:
At beginning of year	(2,585)	—	(2,585)
Purchase of treasury stock	(394,903)	(234,470)	(160,433)
Share exchanges	587	231,885	(231,298)

At end of year	(396,901)	(2,585)	(394,316)

Total shareholders’ equity	¥3,704,695	¥3,475,514	¥229,181

4.	Consolidated Statements of Cash Flows

	Millions of yen
	(UNAUDITED) Year ended March 31, 2004	Year ended March 31, 2003
I Cash flows from operating activities:
1. Net income	¥650,007	¥212,491
2. Adjustments to reconcile net income to net cash provided by operating activities—
(1) Depreciation and amortization	720,997	749,197
(2) Deferred taxes	(12,539)	(57,569)
(3) Loss on sale or disposal of property, plant and equipment	35,005	30,348
(4) Equity in net losses of affiliates	17,433	550,691
(5) Minority interests in earnings of consolidated subsidiaries	40	16,033
(6) Cumulative effect of accounting change	—	35,716
(7) Changes in current assets and liabilities:
(Increase) decrease in accounts receivable, trade	(90)	229,061
Increase (decrease) in allowance for doubtful accounts	1,458	(1,744)
(Increase) decrease in inventories	(59,954)	28,685
Increase in accounts payable, trade	19,577	27,820
Increase in other current liabilities	28,866	10,131
Increase (decrease) in accrued taxes on income	186,166	(161,565)
(Decrease) increase in liability for employee benefits	(15,746)	43,972
Decrease (increase) in tax refunds receivable	106,308	(106,308)
Other, net	32,715	(22,349)

Net cash provided by operating activities	1,710,243	1,584,610

II Cash flows from investing activities:
1. Purchases of property, plant and equipment	(625,284)	(700,468)
2. Purchases of intangible and other assets	(177,645)	(164,238)
3. Purchases of investments	(12,787)	(10,312)
4. Loan advances	(38,307)	(161)
5. Other, net	6,714	3,749

Net cash used in investing activities	(847,309)	(871,430)

III Cash flows from financing activities:
1. Issuance of long-term debt	—	202,274
2. Repayment of long-term debt	(245,411)	(212,934)
3. Payments to acquire treasury stock	(394,903)	(234,470)
4. Principal payments under capital lease obligations	(5,716)	(6,908)
5. Dividends paid	(49,813)	(10,036)
6. Proceeds from short-term borrowings	155,300	339,912
7. Repayment of short-term borrowings	(165,300)	(410,962)
8. Other, net	(13)	(153)

Net cash used in financing activities	(705,856)	(333,277)

IV Effect of exchange rate changes on cash and cash equivalents	1	0

V Net increase in cash and cash equivalents	157,079	379,903
VI Cash and cash equivalents at beginning of year	680,951	301,048

VII Cash and cash equivalents at end of year	¥838,030	¥680,951

Supplemental disclosures of cash flow information:
Cash received during the year for:
Tax refunds	¥107,200	¥—
Cash paid during the year for:
Interest	16,384	19,874
Income taxes	259,883	558,084
Non-cash investing and financing activities:
Purchase of minority interests of consolidated subsidiaries through share exchanges	439	275,341
Assets acquired through capital lease obligations	4,469	4,001

Notes to Unaudited Consolidated Financial Statements

The accompanying unaudited consolidated financial information of NTT DoCoMo, Inc. and its subsidiaries (collectively “DoCoMo”) has been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

1. Summary of significant accounting and reporting policies:

(1) Adoption of new accounting standards

Accounting for Asset Retirement Obligations

Effective April 1, 2003, DoCoMo adopted Statement of Financial Accounting Standards (“SFAS”) No. 143, “Accounting for Asset Retirement Obligations.” SFAS No. 143 requires that legal obligations associated with the retirement of tangible long-lived assets be recorded as a liability and measured at fair value when those obligations are incurred, if a reasonable estimate of fair value can be made. Upon initially recognizing a liability for an asset retirement obligation, an entity must capitalize the cost by recognizing an increase in the carrying amount of the related long-lived asset.

DoCoMo’s asset retirement obligations subject to SFAS No. 143 primarily relate to its obligations to restore certain leased land and buildings for DoCoMo’s wireless telecommunications equipment to their original state. DoCoMo estimates the fair value of the liability for those obligations.

The adoption of SFAS No. 143 did not have a significant impact on the results of operations or the financial position of DoCoMo.

Amendment of SFAS No. 133 on derivative instruments and hedging activities

Effective July 1, 2003, DoCoMo adopted SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.”

The adoption of SFAS No. 149 did not have a significant impact on the results of operations or the financial position of DoCoMo.

(2) Significant accounting policies

Use of estimates —

The preparation of DoCoMo’s consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities, as well as the reported amounts of revenues and expenses. Actual results could differ from those estimates.

Inventories —

Inventories are stated at the lower of cost or market. The cost of equipment sold is determined by the first-in, first-out method.

Property, plant and equipment —

Property, plant and equipment is stated at cost and includes capitalized interest expense incurred during construction periods. It is depreciated over the estimated useful lives of respective assets using the declining-balance method with the exception of buildings that are depreciated using the straight-line method.

Investments in affiliates —

The equity method of accounting is applied for investments in affiliates where DoCoMo owns an aggregate interest of 20% to 50% and/or is able to exercise significant influence over the affiliate.

DoCoMo evaluates its investments in affiliates for impairment due to declines in value considered to be other than temporary. In the event of a determination that a decline in value is other than temporary, the amount of the loss is recognized in earnings, and a new cost basis in the investment is established.

Marketable securities —

Marketable securities consist of investments in debt and equity securities which DoCoMo accounts for in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities.”

Goodwill and other intangible assets —

DoCoMo accounts for goodwill and other intangible assets in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets.”

Impairment of long-lived assets —

In accordance with SFAS No. 144, DoCoMo’s long-lived assets other than goodwill, including property, plant and equipment, software and other intangibles, are reviewed for impairment, and if the asset is determined to be impaired, the amount of the loss is recognized in earnings.

Hedging activities —

DoCoMo accounts for derivative instruments in accordance with SFAS No. 133, “Accounting for Derivatives and Hedging Activities,” as amended by SFAS No. 138 and No. 149.

Employee benefit plans —

Pension benefits earned during the year, as well as interest on projected benefit obligations, are accrued currently. Prior service costs and credits resulting from changes in plan benefits are amortized over the average remaining service period of the employees expected to receive benefits.

Revenue recognition—

Base monthly service and airtime are recognized as revenues as service is provided to the subscribers. DoCoMo’s monthly rate plans for cellular (“FOMA” and “mova”) services generally include a certain amount of allowances (free minutes and/or packets), and the used amount of the allowances is subtracted from total usage in calculating the airtime revenue from a subscriber for the month. Prior to November 1, 2003, the total amount of the base monthly charges was recognized as revenues in the month they were charged as the subscribers could not carry over the unused allowances to the following months. On November 1, 2003, DoCoMo introduced a new billing arrangement, called “Nikagetsu Kurikoshi” (two-month carry over), in which the unused allowances are automatically carried over up to the following two months. This arrangement was available to substantially all existing subscribers of cellular (“FOMA” and “mova”) services. With the introduction of this new billing arrangement, DoCoMo has started to defer revenues based on the portion of unused allowances that are estimated to be utilized prior to expiration. As the arrangement has just been established and DoCoMo does not have sufficient empirical evidence to reasonably estimate such amounts, DoCoMo currently deducts and defer all unused allowances from revenues. The deferred revenues are recognized as revenues as the subscribers make calls or data communications, similar to the way airtime revenues are recognized.

Certain commissions paid to purchasers (primarily agent resellers) are recognized as a reduction of revenue upon delivery of the equipment to the purchasers (primarily agent resellers) in accordance with EITF 01-09, “Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Products,” which DoCoMo adopted effective April 1, 2002.

Upfront activation fees are deferred and recognized as revenues over the estimated average period of the customer relationship for each service. The related direct costs are also deferred to the extent of the related upfront fee amount and are amortized over the same periods.

Income taxes—

Income taxes are accounted for under the asset and liability method.

2. Business segments:

Segment information for the years ended March 31, 2004 and 2003 are as follows:

	Millions of yen
Year ended March 31, 2004	Mobile phone business	PHS business	“Quickcast” business	Miscellaneous business	Corporate	Consolidated
Operating revenues	¥4,937,666	¥75,702	¥5,981	¥28,716	—	¥5,048,065
Operating expenses	3,798,785	111,224	7,832	27,306	—	3,945,147

Operating income (loss)	¥1,138,881	¥(35,522)	¥(1,851)	¥1,410	—	¥1,102,918

Assets	¥4,847,982	¥127,224	¥13,531	¥8,644	¥1,264,885	¥6,262,266

Depreciation and amortization	¥693,102	¥23,508	¥2,643	¥1,744	—	¥720,997

	Millions of yen
Year ended March 31, 2003	Mobile phone business	PHS business	“Quickcast” business	Miscellaneous business	Corporate	Consolidated
Operating revenues	¥4,690,444	¥85,038	¥8,088	¥25,518	—	¥4,809,088
Operating expenses	3,603,257	113,332	14,546	21,234	—	3,752,369

Operating income (loss)	¥1,087,187	¥(28,294)	¥(6,458)	¥4,284	—	¥1,056,719

Assets	¥4,818,323	¥134,900	¥15,653	¥4,823	¥1,084,308	¥6,058,007

Depreciation and amortization	¥712,726	¥27,668	¥7,934	¥869	—	¥749,197

The “Corporate” column in the tables is not an operating segment but is included to reflect the recorded amounts of common assets which cannot be allocated to any business segment.

DoCoMo does not disclose geographical segments, since operating revenues generated outside Japan are immaterial.

3. Related party transactions:

DoCoMo is majority-owned by NTT, which is a holding company for more than 400 companies comprising the NTT group. During the years ended March 31, 2004 and 2003, DoCoMo purchased capital equipment from NTT Group companies in the amount of ¥100,994 million and ¥123,473 million, respectively.

DoCoMo has entered into cost-sharing and construction and maintenance contracts with In-Tunnel Cellular Association, chairman of which is also one of DoCoMo’s directors. The contracts were entered into on terms similar to those made with third parties. Income from such contracts was ¥11,970 million for the year ended March 31, 2004.

4. Deferred tax:

Deferred income taxes result from temporary differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Significant components of deferred tax assets and liabilities at March 31, 2004 and 2003 are as follows:

	Millions of yen
	Year ended March 31, 2004	Year ended March 31, 2003
Deferred tax assets:
Investments in affiliates	¥487,234	¥510,190
Property, plant and equipment due to differences in depreciation	39,163	38,513
Accrued enterprise tax	30,954	11,637
Liability for employee benefits	49,484	52,048
Allowance for loyalty programs	40,013	38,144
Deferred revenues regarding “Nikagetsu Kurikoshi”	13,139	—
Compensated absences	7,415	6,658
Accrued bonus	6,648	5,893
Marketable securities and other investments	16,382	15,811
Accrued commissions to agent resellers	24,886	20,693
Other	11,783	10,578

Total gross deferred tax assets	¥727,101	¥710,165

Deferred tax liabilities:
Intangible assets	25,064	19,272
Unrealized gains on available-for-sale securities	6,872	542
Property, plant and equipment due to differences in capitalized interest	4,056	4,171
Foreign currency translation adjustment	38,377	56,717
Other	7,509	1,807

Total gross deferred tax liabilities	81,878	82,509

Net deferred tax assets	¥645,223	¥627,656

Virtually all income or loss before income taxes and income tax expenses or benefit are domestic. DoCoMo is subject to a number of different taxes, based on income, with an aggregate statutory income tax rate of approximately 42% for the years ended March 31, 2004 and 2003. The effective income tax rate for the years ended March 31, 2004 and 2003 was approximately 39%, and 44% respectively. The differences between the effective income tax rates and the statutory income tax rates for the year ended March 31, 2004 and 2003 are principally related to the special tax treatment applied to IT and research and development investment, and the effect of enacted income tax rate changes, respectively.

5. Marketable securities and other investments:

Marketable securities and other investments as of March 31, 2004 and 2003 comprised the following:

	Millions of yen
	March 31, 2004	March 31, 2003
Marketable securities:
Available-for-sale	¥22,395	¥5,524
Held-to-maturity	20	20
Other investments	39,776	15,587

Total	¥62,191	¥21,131

The aggregate fair value, gross unrealized holding gains and losses and cost by type of marketable security at March 31, 2004 and 2003 are as follows:

	Millions of yen
	March 31, 2004
	Cost / Amortized cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Available-for-sale:
Equity securities	¥4,546	¥17,476	¥50	¥21,972
Debt securities	400	23	—	423
Held-to-maturity:
Debt securities	20	0	—	20

	Millions of yen
	March 31, 2003
	Cost / Amortized cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Available-for-sale:
Equity securities	¥4,384	¥1,354	¥767	¥4,971
Debt securities	500	53	—	553
Held-to-maturity:
Debt securities	20	0	—	20

The proceeds and gross realized gains and losses from the sale of available-for-sale securities and other investments are as follows:

	Millions of yen
	Year ended March 31, 2004	Year ended March 31, 2003
Proceeds	¥1,831	¥2,278
Gross realized gains	1,444	103
Gross realized losses	—	(2)

Maturities of debt securities classified as held-to-maturity at March 31, 2004 are as follows:

	Millions of yen
	March 31, 2004
	Carrying amounts	Fair value
Due after 1 year through 5 years	¥20	¥20
Due after 5 years through 10 years	—	—

Total	¥20	¥20

Maturities of debt securities classified as available for sale at March 31, 2004 are as follows:

	Millions of yen
	March 31, 2004
	Carrying amounts	Fair value
Due after 1 year through 5 years	¥423	¥423
Due after 5 years through 10 years	—	—

Total	¥423	¥423

Actual maturities may differ from contractual maturities because some issuers have the right to call or prepay obligations.

Gross unrealized holding losses on available-for-sale securities and the fair value of the related securities at March 31, 2004, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position were as follows:

Millions of yen
March 31, 2004
	Less than 12 months		12 months or longer
	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses
Available-for-sale:
Equity securities	¥1,710	¥47	¥14	¥3
Debt securities	—	—	—	—
Held-to-maturity:
Debt securities	—	—	—	—

6. Employee benefits:

DoCoMo participates in a contributory defined benefit welfare pension plan sponsored by the NTT group. The number of DoCoMo’s employees covered by the contributory plan represented approximately 9.8% of the total people covered by such plan as of March 31, 2004. The amount of expense allocated in DoCoMo’s consolidated statements of operations and comprehensive income (loss) related to the contributory plan for the years ended March 31, 2004 and 2003 was ¥7,808 million and ¥8,661 million, respectively. The liability for employees’ benefits covered by such contributory plan was ¥25,499 million and ¥26,149 million as of March 31, 2004 and 2003, respectively. Such amounts were allocated by NTT and are based on actuarial calculations related to DoCoMo’s covered employees.

DoCoMo also sponsors a non-contributory defined benefit pension plan covering substantially all employees. The following tables present the non-contributory pension plan’s projected benefit obligations and fair value of plan assets at March 31, 2004 and 2003:

	Millions of yen
	March 31, 2004	March 31, 2003
Projected benefit obligation, end of year	¥172,530	¥177,238
Fair value of plan assets, end of year	58,359	45,934

Funded status	¥(114,171)	¥(131,304)

Unrecognized net losses	50,110	62,965
Unrecognized transition obligation	1,786	2,477
Unrecognized prior service cost	(25,976)	(16,242)

Net amount recognized	¥(88,251)	¥(82,104)

The following table provides the amounts recognized in DoCoMo’s consolidated balance sheets:

	Millions of yen
	March 31, 2004	March 31, 2003
Liability for employees’ retirement benefits	¥(108,455)	¥(123,551)
Intangible assets	470	790
Accumulated other comprehensive income	19,734	40,657

Net amount recognized	¥(88,251)	¥(82,104)

Liability for employees’ retirement benefits covered by the NTT Group contributory defined benefit welfare pension plan	¥(25,499)	¥(26,149)

Total liability for employees’ retirement benefits	¥(133,954)	¥(149,700)

The charges to income for the non-contributory pension plan for the years ended March 31, 2004 and 2003, included the following components:

	Millions of yen
	Year ended March 31, 2004	Year ended March 31, 2003
Service cost	¥10,715	¥9,354
Interest cost on projected benefit obligation	3,631	3,953
Expected return on plan assets	(1,181)	(1,180)
Amortization of prior service cost	(1,465)	(1,217)
Amortization of actuarial loss	3,063	2,188
Amortization of transition obligation	637	637

Net pension cost	¥15,400	¥13,735

The assumptions used in determination of the pension plan’s projected benefit obligations and the net pension costs for the year ended March 31, 2004 and 2003 were as follows:

	Year ended March 31, 2004	Year ended March 31, 2003
Assumptions in determination of projected benefit plan:
Discount rate	2.0%	2.0%
Long-term rate of salary increases	2.1%	2.1%
Assumptions in determination of net pension cost:
Discount rate	2.0%	2.0%
Long-term rate of salary increases	2.1%	2.1%
Long-term rate of return on funded assets	2.5%	2.5%

7. Other footnotes to unaudited financial statements:

(1) Investment in affiliates

AT&T Wireless Services, Inc. —

On February 17, 2004, AT&T Wireless Services, Inc. (“AT&T Wireless”), an affiliate of DoCoMo, entered into a merger agreement with Cingular Wireless LLC (“Cingular”), a mobile operator in the United States of America, and certain of its affiliates. Under the terms of the merger agreement, Cingular agreed to acquire all the outstanding shares of common stock of AT&T Wireless for US$15 per share in cash.

If the transaction is consummated pursuant to the merger agreement, DoCoMo would receive approximately US$6,495 million in cash and cease the equity method of accounting for its investment in AT&T Wireless. The transaction is subject to approval by shareholders of AT&T Wireless, approval by regulatory authorities, and other closing conditions and therefore its impact on DoCoMo’s result of operations is currently not determinable. As of March 31, 2004, the carrying value of DoCoMo’s investments in shares of AT&T Wireless is ¥252,077 million.

Hutchison 3G UK Holdings Limited —

In March 2003, DoCoMo received a funding call notice from Hutchison 3G UK Holdings Limited (“H3G UK), seeking a shareholders loan of £200 million from DoCoMo, pursuant to a provision of the H3G UK shareholders agreement between Hutchison Whampoa Limited, the parent company of H3G UK, and DoCoMo. The provision of the shareholders agreement requires DoCoMo to provide up to £200 million as a guarantee or loan if certain pre-conditions are fulfilled. In April 2003, DoCoMo agreed to provide the loan for £200 million and signed an agreement with Hutchison Whampoa Limited for the purpose of mutual cooperation in developing and promoting 3G services based on W-CDMA technology. DoCoMo extended H3G UK a 10-year shareholders loan of £200 million (¥38,242 million) in May 2003. The loan bears interest based on LIBOR plus 1% and the proceeds of the loan are used by H3G UK to fund construction of its network and for general corporate purposes. Principal and interest on the loan is payable in cash only where certain conditions under the shareholder loan agreement are satisfied, including compliance with any external financing agreements and maintenance of certain level of cash and cash equivalents after such payments by H3G UK and its subsidiaries. Under the H3G UK shareholders agreement, H3G UK may make additional funding call requests if certain pre-conditions are satisfied. DoCoMo has no further obligation to provide funds to H3G UK, but if DoCoMo does not do so upon receipt of a funding call request and other shareholders do provide funds in response to such a call, DoCoMo’s interest in H3G UK would likely be diluted.

KG Telecommunications Co., Ltd. —

On October 7, 2003, KG Telecommunications Co., Ltd. (“KGT”), an affiliate of DoCoMo, entered into a stock purchase agreement with Far EasTone Telecommunications Co., Ltd. (“FET”), a mobile operator in Taiwan, by which KGT agreed to become a wholly owned subsidiary of FET. Simultaneously, DoCoMo signed a memorandum of understanding with FET to collaborate on the promotion of third-generation (3G) mobile phone business and “i-mode” business in Taiwan.

Pursuant to the stock purchase agreement, KGT merged into a subsidiary of FET and ceased to exist on January 1, 2004. DoCoMo ceased the equity method of accounting for its investment in KGT at that time. On April 29, 2004, the entire transaction was completed and the former shareholders of KGT received 0.46332 FET shares plus NT$6.72 for each KGT share they owned. As a result, DoCoMo became an approximately 5% shareholder of FET, and received approximately NT$2.5 billion (approximately ¥8 billion).

The transaction did not have a material impact on DoCoMo’s results of operations.

(2) Share repurchase

On June 19, 2003, the shareholders’ meeting approved a stock repurchase plan under which DoCoMo may repurchase up to 2,500,000 shares at an aggregate amount not to exceed ¥600,000 million in order to improve capital efficiency and to implement flexible capital policies in accordance with the business environment. Also, DoCoMo repurchased its fractional shares.

Class, aggregate number and price of shares repurchased for the year ended March 31, 2004, were as follows:

Class of shares repurchased:	Shares of common stock of the Company
Aggregate number of shares repurchased:	1,576,221.59 shares (3.1% of issued shares)
Aggregate price of shares repurchased:	¥ 394,903 million

8. Subsequent event:

Revisions in tariffs

DoCoMo made the following revisions in tariffs after March 31, 2004:

•	DoCoMo offers a billing arrangement, called “Family Discount,” for families with two or more DoCoMo subscriptions (up to ten) to discount base monthly charges for all subscriptions and dialing charges on calls between the subscribers in each family. From April 1, 2004, DoCoMo raised the discount rates of “Family Discount” for DoCoMo’s cellular (“FOMA” and “mova”) services.

•	DoCoMo offers tariff plans, called “FOMA Packet Pack,” for DoCoMo’s cellular (FOMA) services subscribers to discount per-packet rates by paying certain additional monthly charges (including the same amount of allowances). From May 1, 2004, the additional monthly charges for the plans were revised and lowered.

Also, effective June 1, 2004, a flat rate tariff plans which offer DoCoMo’s cellular (FOMA) i-mode subscribers unlimited i-mode access, called “Pake-Hodai,” are scheduled to be introduced as an additional billing arrangement to certain tariff plans for high-end users.

Non-consolidated Financial Statements	May 7, 2004

For the Fiscal Year Ended March 31, 2004	[Japanese GAAP]

Name of registrant:	NTT DoCoMo, Inc.
Code No.:	9437
Stock exchange on which the Company’s shares are listed:	Tokyo Stock Exchange-First Section
Address of principal executive office:	Tokyo, Japan
(URL http://www.nttdocomo.co.jp/ )
Representative:	Keiji Tachikawa, Representative Director, President and Chief Executive Officer
Contact:	Yasujyu Kajimura, Senior Manager, General Affairs Department / TEL +81-3-5156-1111
Date of the meeting of the Board of Directors for approval of the non-consolidated financial statements:	May 7, 2004
Date of the meeting of shareholders for approval of the non-consolidated financial statements:	June 18, 2004
Interim dividends plan:	Yes
Adoption of the Unit Share System:	No

1. Non-consolidated Financial Results for the Fiscal Year Ended March 31, 2004 (April 1, 2003 - March 31, 2004)

(1) Non-consolidated Results of Operations

Amounts are truncated to nearest 1 million yen.	(Millions of yen, except per share amounts)

	Operating Revenues		Operating Income		Recurring Profit
Year ended March 31, 2004	2,633,194	6.3%	527,297	15.8%	533,544	(15.7%)
Year ended March 31, 2003	2,476,821	5.1%	455,227	8.3%	633,278	55.8%

	Net Income		Earnings per Share		Diluted Earnings per Share	ROE (Ratio of Net Income to Shareholders’ Equity)	ROA (Ratio of Recurring Profit to Total Assets)	Recurring Profit Margin (Ratio of Recurring Profit to Operating Revenues)
Year ended March 31, 2004	333,851	293.5%	6,724.83	(yen)	—	13.9%	11.9%	20.3%
Year ended March 31, 2003	84,850	—	1,698.61	(yen)	—	3.5%	14.5%	25.6%

Notes:	1. Weighted average number of shares outstanding:	For the year ended March 31, 2004: 49,622,595 shares
For the year ended March 31, 2003: 49,952,907 shares
	2. Change in accounting policy:	No
3. Percentages above represent annual changes compared to corresponding previous year.

(2) Dividends	(Yen, except Total Dividends for the Year)

	Total Dividends per Share			Total Dividends for the Year		Payout Ratio	Ratio of Dividends to Shareholders’ Equity
		Interim Dividends per Share	Year-End Dividends per Share
Year ended March 31, 2004	1,500.00	500.00	1,000.00	73,324	(million yen)	22.3%	3.1%
Year ended March 31, 2003	500.00	0.00	500.00	25,085	(million yen)	29.4%	1.0%

Note:	Year-end dividends for the year ended March 31, 2004: Ordinary dividend ¥500 per share, Commemorative dividend ¥500 per share

(3) Non-consolidated Financial Position	(Millions of yen, except per share amounts)

	Total Assets	Shareholders’ Equity	Equity Ratio (Ratio of Shareholders’ Equity to Total Assets)	Shareholders’ Equity per Share
March 31, 2004	4,513,294	2,347,481	52.0%	48,302.66	(yen)
March 31, 2003	4,483,130	2,448,293	54.6%	48,799.56	(yen)

Note:	Number of shares outstanding at end of year:	March 31, 2004:	48,596,364 shares	March 31, 2003:	50,170,406 shares
	Number of treasury shares:	March 31, 2004:	1,583,636 shares	March 31, 2003:	9,594 shares

2. Non-consolidated Financial Results Forecasts for the Fiscal Year Ending March 31, 2005 (April 1, 2004 - March 31, 2005)

(Millions of yen, except per share amounts)

	Operating Revenues	Recurring Profit	Net Income	Total Dividends per Share
				Interim Dividends per Share		Year-End Dividends per Share
Year ending March 31, 2005	2,644,000	436,000	514,000	1,000	(yen)	1,000	(yen)	2,000	(yen)

(Reference) Expected Earnings per Share:	10,576.92 yen

Note:	With regard to the assumptions and other related matters concerning the above estimated results, please refer to page 10.

<< Non-consolidated Financial Statements >>

1. Non-consolidated Balance Sheets

	Millions of yen
	(UNAUDITED) March 31, 2004		March 31, 2003		Increase (Decrease)
ASSETS
Non-current assets:
Non-current assets for telecommunication businesses
Property, plant and equipment	¥1,153,687		¥1,198,756		¥(45,068)
Machinery and equipment	442,926		498,887		(55,960)
Antenna facilities	135,922		139,589		(3,666)
Satellite mobile communications facilities	9,924		16,339		(6,414)
Terminal equipment	0		61		(61)
Telecommunications line facilities	1,003		582		421
Pipe and hand holes	695		378		316
Buildings	223,231		224,922		(1,690)
Structures	18,958		19,737		(778)
Other machinery and equipment	11,758		10,727		1,030
Vehicles	212		206		5
Tools, furniture and fixtures	138,273		148,237		(9,963)
Land	101,082		100,307		774
Construction in progress	69,697		38,779		30,918
Intangible assets	418,430		390,370		28,060
Rights to use utility facilities	3,006		3,322		(316)
Computer software	392,062		375,472		16,590
Patents	194		238		(44)
Leasehold rights	2,695		2,379		316
Other intangible assets	20,471		8,958		11,513
Total non-current assets for telecommunication business	1,572,118		1,589,126		(17,008)
Investment and other assets
Investment securities	34,598		16,984		17,614
Investment in capital	398		433		(35)
Investment in affiliated companies	824,268		834,326		(10,058)
Long-term loan receivable from an affiliated company	39,118		1,000		38,118
Long-term prepaid expenses	3,112		1,359		1,752
Deferred income taxes	511,207		544,585		(33,378)
Other investments and other assets	33,727		33,658		69
Allowance for doubtful accounts	(867)		(375)		(491)
Total investment and other assets	1,445,564		1,431,972		13,591

Total non-current assets	3,017,682	66.9%	3,021,099	67.4%	(3,416)

Current assets:
Cash and bank deposits	801,596		637,134		164,461
Accounts receivable, trade	358,778		381,260		(22,481)
Accounts receivable, other	184,998		306,536		(121,537)
Inventories and supplies	51,099		32,136		18,962
Advances	2,387		2,362		25
Prepaid expenses	5,634		4,557		1,076
Deferred income taxes	28,910		9,017		19,892
Short-term loans	65,000		79,000		(14,000)
Other current assets	5,689		17,649		(11,960)
Allowance for doubtful accounts	(8,483)		(7,624)		(859)

Total current assets	1,495,611	33.1%	1,462,030	32.6%	33,581

Total assets	¥4,513,294	100.0%	¥4,483,130	100.0%	¥30,164

	Millions of yen
	(UNAUDITED) March 31, 2004			March 31, 2003			Increase (Decrease)
LIABILITIES
Long-term liabilities:
Bonds	¥745,969			¥770,020			¥(24,051)
Long-term borrowings	191,067			397,086			(206,019)
Liability for employees’ severance payments	60,658			64,108			(3,449)
Reserve for point loyalty programs	36,945			35,256			1,688
Other long-term liabilities	195			289			(94)

Total long-term liabilities	1,034,836		22.9%	1,266,760		28.3%	(231,924)

Current liabilities:
Current portion of long-term debt	110,019			62,619			47,400
Accounts payable, trade	258,761			234,545			21,215
Accounts payable, other	192,928			197,786			(4,857)
Accrued expenses	6,694			7,199			(504)
Accrued taxes on income	172,250			961			171,289
Advances received	5,697			1,822			3,875
Deposits received	372,149			261,556			110,592
Other current liabilities	12,475			1,584			10,890

Total current liabilities	1,130,977		25.1%	768,075		17.1%	362,901

Total liabilities	¥2,165,813		48.0%	¥2,034,836		45.4%	¥130,976

Shareholders’ equity
Common stock	¥949,679		21.0%	¥949,679		21.2%	¥—
Capital surplus
Additional paid-in capital	292,385			292,385			—
Other paid-in capital	971,190			971,178			12
Total capital surplus	1,263,575		28.0%	1,263,563		28.2%	12
Earned surplus
Legal reserve	4,099			4,099			—
Voluntary reserve	157,000			123,000			34,000
Unappropriated retained earnings	360,266			110,228			250,038
[including Net income]	[ 333,851	]		[ 84,850	]		[249,000 ]
Total earned surplus	521,366		11.6%	237,328		5.3%	284,038
Net unrealized gains on securities	9,759		0.2%	306		0.0%	9,453
Treasury stock	(396,900)		(8.8%)	(2,584)		(0.1%)	(394,316)

Total shareholders’ equity	¥2,347,481		52.0%	¥2,448,293		54.6%	(100,812)

Total liabilities and shareholders’ equity	¥4,513,294		100.0%	¥4,483,130		100.0%	¥30,164

2. Non-consolidated Statements of Income

	Millions of yen
	(UNAUDITED) Year ended March 31, 2004		Year ended March 31, 2003		Increase (Decrease)
Recurring profits and losses:
Operating revenues and expenses
Telecommunication businesses
Operating revenues	¥2,123,155	80.6%	¥2,032,142	82.1%	¥91,013
Voice transmission services	1,404,548		1,431,446		(26,897)
Data transmission services	457,301		381,053		76,247
Other	261,305		219,642		41,663
Operating expenses	1,599,157	60.7%	1,585,223	64.0%	13,933
Business expenses	947,773		898,480		49,293
Administrative expenses	51,783		57,705		(5,921)
Depreciation	370,762		398,287		(27,524)
Loss on disposal of property, plant and equipment and intangible assets	24,421		22,274		2,146
Communication network charges	188,826		191,028		(2,201)
Taxes and public dues	15,589		17,447		(1,858)
Operating income from telecommunication businesses	523,997	19.9%	446,918	18.1%	77,079
Supplementary businesses
Operating revenues	510,039	19.4%	444,679	17.9%	65,360
Operating expenses	506,740	19.3%	436,370	17.6%	70,370
Operating income from supplementary businesses	3,299	0.1%	8,309	0.3%	(5,009)

Total operating income	¥527,297	20.0%	¥455,227	18.4%	¥72,069

Non-Operating revenues and expenses
Non-operating revenues	26,916	1.0%	209,025	8.4%	(182,108)
Interest income and discounts	1,990		123		1,866
Dividend income	13,789		202,497		(188,708)
Gain on sale of investment securities	1,416		300		1,116
Foreign exchange gains	482		227		254
Lease and rental income	1,732		1,456		276
Miscellaneous income	7,503		4,418		3,085
Non-operating expenses	20,669	0.7%	30,974	1.2%	(10,305)
Interest expense and discounts	5,065		6,683		(1,618)
Interest expense-bonds	8,061		8,695		(634)
Loss on write-off of inventories	2,767		13,668		(10,900)
Impairment of investment securities	675		380		295
Miscellaneous expenses	4,099		1,546		2,553

Recurring profit	¥533,544	20.3%	¥633,278	25.6%	¥(99,734)

Special profits and losses:
Special losses	18,682	0.7%	602,000	24.3%	(583,318)
Write-downs of investments in affiliated companies	18,682		602,000		(583,318)
Income before income taxes	514,861	19.6%	31,277	1.3%	483,583
Income taxes-current	174,000	6.6%	25,900	1.1%	148,100
Income taxes-deferred	7,010	0.3%	(79,472)	(3.2%)	86,483
Net income	333,851	12.7%	84,850	3.4%	249,000
Retained earnings brought forward	51,143		25,378		25,765
Interim dividends	24,728		—		24,728
Unappropriated retained earnings	¥360,266		¥110,228		¥250,038

Note:	The denominator used to calculate the percentage figures is the aggregate amount of operating revenues from telecommunication businesses and supplementary businesses.

3. Proposal for Appropriation of Retained Earnings

	Millions of yen
	Year ended March 31, 2004	Year ended March 31, 2003
Unappropriated retained earnings	¥360,266	¥110,228
Sub-total	360,266	110,228
The above shall be appropriated as follows:
Cash dividends	48,596	25,085
	(¥1,000 per share) [Ordinary dividend ¥500] [Commemorative dividend ¥500]	(¥500 per share)
Bonuses to directors and corporate auditors	147	—
[(incl.) Bonuses to corporate auditors]	[ 22]	[—]
Appropriation for accelerated depreciation on tax	9,925	—
General reserve	201,000	34,000
Retained earnings carried forward	¥ 100,596	¥ 51,143

Notes:

•	On November 20, 2003, DoCoMo paid ¥24,728 million (¥500 per share) as an interim dividend.
•	Appropriation for accelerated depreciation on tax is based on the Special Taxation Measures Law of Japan.

Accounting Basis for the Non-Consolidated Financial Statements

Basis of Presentation:

The accompanying unaudited non-consolidated financial statements of NTT DoCoMo, Inc. (“the Company”) have been prepared in accordance with accounting principles generally accepted in Japan.

1. Depreciation and amortization of non-current assets

(1)	Property, plant and equipment

Depreciation of property, plant and equipment is computed by the declining balance method with the exception of buildings, which are depreciated on a straight-line basis.

(2)	Intangible assets

Intangible assets are amortized on a straight-line basis.

Computer software for internal use is amortized over the estimated useful lives (5 years or less) on a straight-line basis.

2. Valuation of securities

(1)	Investments in subsidiaries and affiliates are stated at cost, which is determined by the moving average method.

(2)	Available-for-sale securities whose fair value is readily determinable are stated at fair value as of the end of the fiscal year with unrealized gains and losses, net of applicable deferred tax assets/liabilities, not reflected in earnings, but directly reported as a separate component of shareholders’ equity. The cost of securities sold is determined by the moving-average method. Available-for-sale securities whose fair value is not readily determinable are stated primarily at moving-average cost.

3. Valuation of Inventories

Inventories are stated at cost. The cost of telecommunications equipment to be sold is determined by the first-in, first-out method. The cost of other inventories is determined by the specific identification method.

4. Foreign currency translation

Foreign currency monetary assets and liabilities are translated into Japanese yen at the current spot rate at the end of the fiscal year and the resulting translation gains or losses are included in net income.

5.	Allowance for doubtful accounts, liability for employees’ severance payments, and reserve for point loyalty programs

(1)	Allowance for doubtful accounts

The Company provides for doubtful accounts principally in an amount computed based on the historical bad debt ratio during a certain reference period plus the estimated uncollectable amount based on the analysis of certain individual accounts, including claims in bankruptcy.

(2)	Liability for employees’ severance payments

In order to provide for employees’ retirement benefits, the Company accrues the liability as of the end of the fiscal year in an amount calculated based on the estimated projected benefit obligation and plan assets at the end of the fiscal year.

Actuarial losses are expensed as incurred.

Prior service cost is amortized on a straight-line basis over the average remaining service periods of employees at the time of recognition.

(3)	Reserve for point loyalty programs

The costs of awards under the point loyalty programs called “DoCoMo Point Service” and “DoCoMo Premium Club” that are reasonably estimated to be redeemed by the customers in the future based on historical data are accounted for as reserve for point loyalty programs.

6. Leases

Finance leases other than those deemed to transfer ownership of properties to lessees are not capitalized and are accounted for in a similar manner as operating leases.

7. Hedge accounting

(1)	Hedge accounting

Japanese GAAP provides for two general accounting methods for hedging financial instruments. One method is to recognize the changes in fair value of a hedging instrument in net income in the period of the change as gain or loss together with the offsetting loss or gain on the hedged item attributable to the risk being hedged. The other method is to defer the gain or loss over the period of the hedging contract together with offsetting loss or gain deferral of the hedged items. The Company has adopted the latter accounting method.

However, when an interest rate swap contract meets certain conditions, the net amount to be paid or received under the contract is added to or deducted from the interest on the hedged items.

(2)	Hedging instruments and hedged items

Hedging instruments:                                Hedged items:

Bonds in foreign currency                        Investments in foreign currency

Interest rate swap contracts                      Corporate bonds

(3)	Hedging policy

The Company uses financial instruments to hedge risks such as market fluctuation risks in accordance with its internal policies and procedures.

(4)	Assessment method of hedge effectiveness

The Company does not assess hedge effectiveness, because both the hedge item and the hedge instrument of bonds in foreign currency are held in the same currency, and all its interest rate swap contracts met the certain conditions.

8.	Consumption tax

Consumption tax is separately accounted for by excluding it from each transaction amount.

Notes to Non-consolidated Balance Sheets:

1.	Non-current assets for telecommunication businesses include those used in the General Type II Telecommunications Carrier business, Special Type II Telecommunications Carrier business and supplementary businesses, because these amounts are not significant.

2.	Accumulated depreciation of property, plant and equipment

	Millions of yen
	March 31, 2004	March 31, 2003
Accumulated depreciation	1,298,784	1,144,727

3.	Assets or liabilities due from or to subsidiaries and affiliates, the amounts of which exceed one percent of total assets or total liabilities and shareholders’ equity of the Company, are as follows:

	Millions of yen
	March 31, 2004	March 31, 2003
Accounts receivable, trade	92,782	122,264
Accounts receivable, other	157,518	168,599
Short-term loans	65,000	79,000
Deposits receive	369,311	260,684

4.	Common stock

	Shares
	March 31, 2004	March 31, 2003
Authorized	191,500,000	191,500,000
Issued	50,180,000	50,180,000

5.	Share repurchase

The Company repurchased its own shares in order to improve its capital efficiency and to implement flexible capital policies in response to the changing business environment.

The treasury stocks the Company had at March 31, 2004 amounted to 1,583,635.82 shares.

6.	Unrealized gains on marketable securities as of March 31, 2004 as stipulated in Paragraph 3 of Article 124 of Regulations regarding the Commercial Code of Japan was ¥9,759 million.

7.	Guarantee

The Company provides a counter indemnity of a performance guarantee up to HK$24,099 thousand (¥326 million) guaranteeing performance by Hutchison Telephone Company Limited, an affiliate of the Company, with respect to certain contracts or obligations owed to its governmental authorities in relation to its business. The Company had HK$1,293 thousand (¥17 million) and HK$1,638 thousand indemnity outstanding as of March 31, 2004 and 2003, respectively.

Notes to Non-consolidated Statements of Income:

1.	The total amounts of research and development expenses included in operating expenses of telecommunication businesses and supplementary businesses are as follows:

Year ended March 31, 2004	¥122,357 million	Year ended March 31, 2003	¥125,876 million

2.	Revenues and expenses related to the General Type II and Special Type II Telecommunications Carrier businesses are included in supplementary businesses, because these amounts are not significant.

3.	Major components of non-operating revenues:

	Millions of yen
	Year ended March 31, 2004	Year ended March 31, 2003
Dividends received from subsidiaries and affiliates	13,625	202,426

4.	For the years ended March 31, 2004 and 2003, “Write-downs of investments in affiliated companies” mainly relates to the impairment charges recognized on the investments in the following subsidiaries that have overseas investments in affiliated companies, and affiliates.

	Millions of yen
	Year ended March 31, 2004	Year ended March 31, 2003

DCM Capital LDN (UK) Limited [Ultimate investee: Hutchison 3G UK Holdings Limited]	16,842	126,078

Mobimagic Co., Ltd.	1,840	—

DCM Capital USA (UK) Limited [Ultimate investee: AT&T Wireless Services, Inc.]	—	338,908

DCM Capital NL (UK) Limited [Ultimate investee: KPN Mobile N.V.]	—	107,863

DCM Capital TWN (UK) Limited [Ultimate investee: KG Telecommunications Co., Ltd.]	—	13,533

DoCoMo AOL, Inc.	—	15,616

Marketable Securities:

For the year ended March 31, 2004 and 2003, there were no subsidiaries’ and affiliates’ shares directly owned by the Company that had readily determinable market value.

Income tax accounting:

1.	Significant components of deferred tax assets and liabilities at March 31, 2004 and 2003 are as follows:

	Millions of yen
	March 31, 2004	March 31, 2003
Deferred tax assets:
Write-down of Investments in affiliates	¥451,289	¥462,292
Depreciation and amortization	29,707	33,412
Liability for employee benefits	22,711	22,687
Accrued enterprise tax	18,161	—
Allowance for loyalty programs	15,018	14,807
“Nikagetsu Kurikoshi” service	5,435	—
Marketable securities and other investments	4,911	10,349
Write-down of handsets	—	4,074
Other	6,366	6,189

Total gross deferred tax assets	¥553,601	¥553,813

Deferred tax liabilities:
Appropriation for accelerated depreciation on tax	¥6,798	¥—
Other securities due to differences in revaluation	6,684	209

Total gross deferred tax liabilities	¥13,483	¥209

Net deferred tax assets	¥540,118	¥553,603

2.	Significant components of differences between the statutory income tax rates and the effective income tax rates for the year ended March 31, 2004 and 2003

	March 31, 2004	March 31, 2003
Statutory income tax rate	42.0%	42.0%
Adjustment:
Income not taxable, such as dividends received	(1.1%)	(271.3%)
Tax credits concerning IT investment promotion tax system	(4.0%)	—
Tax credits concerning research and development	(2.0%)	(4.9%)
Revaluation of deferred tax assets consequent to lowering statutory income tax rates	—	55.4%
Other	0.3%	7.6%

Effective income tax rate	35.2%	(171.2%)

Subsequent event:

The Company made the following revisions in tariffs after March 31, 2004:

•	The Company offers a billing arrangement, called “Family Discount,” for families with two or more subscriptions (up to ten) to discount base monthly charges for all subscriptions and dialing charges on calls between the subscribers in each family. From April 1, 2004, the Company raised the discount rates of “Family Discount” for the Company’s cellular (“FOMA” and “mova”) services.

•	The Company offers tariff plans, called “FOMA Packet Pack,” for the Company’s cellular (FOMA) services subscribers to discount per-packet rates by paying certain additional monthly charges (including the same amount of allowances). From May 1, 2004, the additional monthly charges for the plans were revised and lowered.

Also, effective June 1, 2004, flat rate tariff plans which offer the Company’s cellular (FOMA) i-mode subscribers unlimited i-mode access, called “Pake-Hodai,” are scheduled to be introduced as an additional billing arrangement to certain tariff plans for high-end users.

<< Change of Board of Directors>>

The change of the board of directors, if any, will be decided at the board meeting to be held in May 2004, which is planned to be made public thereafter.

(APPENDIX 1)	Operation Data for 4th Quarter of 2003
May 7, 2004 NTT DoCoMo, Inc.

		4th Quarter of 2003 (from January to March, 2004)	[Ref.] Fiscal 2003 ended March 31, 2004 (full year results)	[Ref.] Fiscal 2004 ending March 31, 2005 (full year forecasts as of May 7, 2004)
Cellular
Subscribers	thousands	45,927	45,927	47,700
FOMA	thousands	3,045	3,045	10,600
i-shot compatible (1)	thousands	24,272	24,272	—
Market share (2)%		56.3	56.3	—
Net Increase from previous period	thousands	561	2,066	1,773
FOMA	thousands	1,164	2,715	7,555
Aggregate ARPU (FOMA + PDC)	yen/month/contract	7,610	7,890	7,270
Voice ARPU (3)	yen/month/contract	5,640	5,920	5,390
Packet ARPU	yen/month/contract	1,970	1,970	1,880
i-mode ARPU	yen/month/contract	1,970	1,970	1,870
ARPU generated purely from i-mode (FOMA + PDC)	yen/month/contract	2,210	2,240	2,070
Aggregate ARPU (FOMA)	yen/month/contract	10,360	10,280	9,240
Voice ARPU (3)	yen/month/contract	6,960	6,900	6,410
Packet ARPU	yen/month/contract	3,400	3,380	2,830
i-mode ARPU	yen/month/contract	3,310	3,240	2,750
ARPU generated purely from i-mode (FOMA)	yen/month/contract	3,370	3,330	2,810
Aggregate ARPU (PDC)	yen/month/contract	7,470	7,830	6,970
Voice ARPU (3)	yen/month/contract	5,570	5,890	5,240
i-mode ARPU	yen/month/contract	1,900	1,940	1,730
ARPU generated purely from i-mode (PDC)	yen/month/contract	2,140	2,200	1,940
MOU (FOMA + PDC) (4)	minute/month/contract	154	159	—
MOU (FOMA) (4)	minute/month/contract	229	219	—
MOU (PDC) (4)	minute/month/contract	150	158	—
Churn Rate	%	1.37	1.21	—
i-mode
Subscribers	thousands	41,077	41,077	43,400
FOMA	thousands	2,997	2,997	—
i-appliTM compatible (5)	thousands	23,416	23,416	—
i-mode Subscription Rate	%	89.4	89.4	91.0
Net Increase from previous period	thousands	742	3,319	2,323
i-Menu Sites	sites	4,144	4,144	—
i-appli™	sites	927	927	—
Access Percentage by Content Category
Ringing tone/Screen	%	35	35	—
Game/Horoscope	%	18	18	—
Entertainment Information	%	24	23	—
Information	%	11	13	—
Database	%	5	5	—
Transaction	%	7	6	—
Independent Sites	sites	74,605	74,605	—
Percentage of Packets Transmitted
Web	%	88	87	—
Mail	%	12	13	—
PHS
Subscribers	thousands	1,592	1,592	1,370
Market Share (2)%		31.0	31.0	—
Net Increase from previous period	thousands	-35	-96	-222
ARPU (3)	yen/month/contract	3,400	3,430	—
MOU (4) (6)	minute/month/contract	91	100	—
Data Transmission Rate (time) (6) (7)%		74.8	76.4	—
Churn Rate	%	3.35	3.49	—
Others
Prepaid Subscribers (8)	thousands	97	97	—
DoPa Single Service Subscribers (9)	thousands	401	401	—

*	“PDC” is described as “Cellular (mova) service” in some contexts.
*	Please refer to the attached sheet (P.41) for the ARPU calculation methods.
(1)	Calculation does not include FOMA
(2)	Source: Telecommunications Carriers Association
(3)	Inclusive of circuit switched data communications
(4)	MOU (Minutes of Usage) : Average communication time per one month per one user
(5)	Inclusive of FOMA handsets
(6)	Not inclusive of data communication time via @FreeD service
(7)	Percent of data traffic in total outbound call time
(8)	Included in total cellular subscribers
(9)	Not included in total cellular subscribers

(APPENDIX 2)

ARPU Calculation Methods

“Cellular (mova) service” is described as “PDC” in the following notes.

ARPU (Average monthly revenue per unit)*

i)	Aggregate ARPU (FOMA+PDC)=Voice ARPU (FOMA+PDC) + Packet ARPU (FOMA+PDC)

Voice ARPU (FOMA+PDC) : Voice ARPU (FOMA+PDC) Related Revenues (monthly charges, voice transmission charges) / No. of active cellular phone subscribers (FOMA+PDC)

Packet ARPU (FOMA+PDC) : {Packet ARPU (FOMA) Related Revenues (monthly charges, packet transmission charges)+ i-mode ARPU (PDC) Related Revenues (monthly charges, packet transmission charges)}/ No. of active cellular phone subscribers (FOMA+PDC)

i-mode ARPU (FOMA+PDC) : i-mode ARPU (FOMA+PDC) Related Revenues (monthly charges, packet transmission charges) / No. of active cellular phone subscribers (FOMA+PDC)

ARPU generated purely from i-mode (FOMA+PDC) : i-mode ARPU (FOMA+PDC) Related Revenues (monthly charges, packet transmission charges) / No. of active i-mode subscribers (FOMA+PDC)

ii)	Aggregate ARPU (FOMA)=Voice ARPU (FOMA) + Packet ARPU (FOMA)

Voice ARPU (FOMA) : Voice ARPU (FOMA) Related Revenues (monthly charges, voice transmission charges) / No. of active cellular phone subscribers (FOMA)

Packet ARPU (FOMA) : Packet ARPU (FOMA) Related Revenues (monthly charges, packet transmission charges) / No. of active cellular phone subscribers (FOMA)

i-mode ARPU (FOMA) : i-mode ARPU (FOMA) Related Revenues (monthly charges, packet transmission charges) / No. of active cellular phone subscribers (FOMA)

ARPU generated purely from i-mode (FOMA) : i-mode ARPU (FOMA) Related Revenues (monthly charges, packet transmission charges) / No. of active i-mode subscribers (FOMA)

iii)	Aggregate ARPU (PDC)=Voice ARPU (PDC) + i-mode ARPU (PDC)

Voice ARPU (PDC) : Voice ARPU (PDC) Related Revenues (monthly charges, voice transmission charges) / No. of active cellular phone subscribers (PDC)

i-mode ARPU (PDC) : i-mode ARPU (PDC) Related Revenues (monthly charges, packet transmission charges) / No. of active cellular phone subscribers (PDC)

ARPU generated purely from i-mode (PDC) : i-mode ARPU (PDC) Related Revenues (monthly charges, packet transmission charges) / No. of active i-mode subscribers (PDC)

iv)	ARPU (PHS) : ARPU (PHS) Related Revenues (monthly charges, voice transmission charges) / No. of active PHS subscribers

*	i-mode ARPU (FOMA+PDC, FOMA, PDC) is based on the number of all subscribers who have active cellular phones, regardless of whether the i-mode service is activated. ARPU generated purely from i-mode (FOMA+PDC, FOMA, PDC) is based on the number of active i-mode subscribers.

No. of active subscribers used in ARPU/MOU/Churn Rate calculations are as follows:

4Q Results : Sum of No. of subscribers** for each month from January to March

FY Results : Sum of No. of subscribers** for each month from April to March

** subscribers = (No. of subscribers at the end of previous month + No. of subscriber at the end of current month) / 2

Calculation methods for No. of active subscribers used in ARPU (PDC, PHS, i-mode (PDC), generated purely from i-mode (PDC)), MOU (PDC, PHS) and Churn rate changed as of 4th quarter and full year results.

Numerical values by previous calculation methods are as follows:

4Q Results : {(No. of subscribers at Dec. 31 + No. of subscribers at Mar. 31) / 2} x 3 months

FY Results : {(No. of subscribers at the end of previous fiscal year + No. of subscribers at the end of current fiscal year) / 2} x 12 months

	4Q Results of 2003	FY Results of 2003
Aggregate ARPU (PDC)	7,480 yen	7,910 yen
Voice ARPU (PDC)	5,580 yen	5,950 yen
i-mode ARPU (PDC)	1,900 yen	1,960 yen
ARPU generated purely i-mode (PDC)	2,140 yen	2,240 yen
ARPU (PHS)	3,400 yen	3,480 yen
MOU (PDC)	151 minutes	159 minutes
MOU (PHS)	91 minutes	98 minutes
Churn rate (Cellular)	1.36%	1.21%
Churn rate (PHS)	3.34%	3.54%

(APPENDIX 3)

Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures

The reconciliations for the year ending March 31, 2005 (forecasts) are provided to the extent available without unreasonable efforts.

1. EBITDA and EBITDA margin

	Billions of yen
	Year ending March 31, 2005 (Forecasts)	Year ended March 31, 2004	Year ended March 31, 2003
a. EBITDA	¥1,618.0	¥1,858.9	¥1,836.3

Depreciation and amortization expenses and Losses on sale or disposal of property, plant and equipment	(788.0)	(756.0)	(779.5)

Operating income	830.0	1,102.9	1,056.7

Other expenses, net	484.0	(1.8)	(13.8)
Income taxes	(546.0)	(429.1)	(454.5)
Equity in net losses of affiliates	(17.0)	(22.0)	(324.2)
Minority interests in earnings of consolidated subsidiaries	—	(0.0)	(16.0)
Cumulative effect of accounting change	—	—	(35.7)

b. Net income	751.0	650.0	212.5

c. Total operating revenues	4,920.0	5,048.1	4,809.1

EBITDA margin (=a/c)	32.9%	36.8%	38.2%
Net income margin (=b/c)	15.3%	12.9%	4.4%

Note:	EBITDA and EBITDA margin, as we use them, are different from EBITDA as defined in Item 10(e) of regulation S-K and may not be comparable to similarly titled measures used by other companies.

2. ROCE after tax effect

	Billions of yen
	Year ending March 31, 2005 (Forecasts)	Year ended March 31, 2004	Year ended March 31, 2003
a. Operating income	¥830.0	¥1,102.9	¥1,056.7
b. Operating income after tax effect {=a*(1-effective tax rate)}	489.7	639.7	612.9
c. Capital employed	5,050.1	4,810.1	4,772.5

ROCE before tax effect (=a/c)	16.4%	22.9%	22.1%
ROCE after tax effect (=b/c)	9.7%	13.3%	12.8%

Notes:	Capital employed = Two period ends average of (Shareholders’ equity + Interest bearing liabilities)
Interest bearing liabilities = Current portion of long-term debt + Short-term borrowings + Long-term debt
Effective tax rate : Year ending March 31, 2005 (Forecasts) = 41% Year ended March 31, 2004 and Year ended March 31, 2003 = 42%

3. Adjusted free cash flows (excluding irregular factors)

	Billions of yen
	Year ending March 31, 2005 (Forecasts)	Year ended March 31, 2004	Year ended March 31, 2003
Adjusted free cash flows (excluding irregular factors) (1)	¥980.0	¥862.9	¥469.2

Irregular factors (2)	—	—	244.0

Free cash flows (1)	980.0	862.9	713.2

Cash flows from investing activities	(103.0)	(847.3)	(871.4)
Cash flows from operating activities	1,083.0	1,710.2	1,584.6

Notes:
(1)	In past reports, we excluded net payments for short-term loans and deposits from Cash flows from investing activities in determining our free cash flows. In the table above, approximately ¥0.5 billion has been added to the amount of Free cash flows previously reported for the fiscal year ended March 31, 2003 to reflect the inclusion of payments for short-term loans and deposits.
(2)	Irregular factors represent the effects of uncollected revenues due to a bank holiday at the end of the fiscal year ended March 31, 2002.

4. Market equity ratio

	Billions of yen
	Year ending March 31, 2005 (Forecasts)	Year ended March 31, 2004	Year ended March 31, 2003
a. Shareholders’ equity	—	¥3,704.7	¥3,475.5
b. Market value of total share capital	—	11,541.4	11,089.8
c. Total assets	—	6,262.3	6,058.0

Equity ratio (=a/c)	—	59.2%	57.4%
Market equity ratio (=b/c)	—	184.3%	183.1%

Note:	Market equity ratio is not forecasted because it is difficult to estimate the market value of total share capital in the future.

5. Capital expenditures

	Billions of yen
	Year ending March 31, 2005 (Forecasts)	Year ended March 31, 2004	Year ended March 31, 2003
Capital expenditures	¥796.0	¥805.5	¥854.0

Effects of timing differences between acquisition dates and payment dates	—	(2.6)	10.8

Purchases of property, plant and equipment	—	(625.3)	(700.5)
Purchases of intangible and other assets	—	(177.6)	(164.2)

Note:	Capital expenditures are calculated on an accrual basis for the purchases of property, plant and equipment, and intangible assets. In preparing the forecasts for the year ending March 31, 2005, capital expenditures are not broken down into purchases of property, plant and equipment and purchases of intangible and other assets. In addition, effects of timing differences between acquisition dates and payment dates are not estimated for the year ending March 31, 2005.

(APPENDIX 4)

Summary of the Company and Regional Subsidiaries (Japanese GAAP)

	Billions of yen
	Operating revenues	Operating income	Recurring profit	Net income

NTT DoCoMo Hokkaido, Inc.	¥234.5	¥40.7	¥40.9	¥23.8

NTT DoCoMo Tohoku, Inc.	381.8	78.4	78.4	45.7

NTT DoCoMo, Inc.	2,633.1	527.2	533.5	333.8

NTT DoCoMo Tokai, Inc.	603.7	110.1	110.3	64.3

NTT DoCoMo Hokuriku, Inc.	123.7	24.0	23.5	13.6

NTT DoCoMo Kansai, Inc.	910.6	154.1	154.1	89.4

NTT DoCoMo Chugoku, Inc.	323.4	56.8	57.1	33.3

NTT DoCoMo Shikoku, Inc.	186.1	31.9	32.1	18.7

NTT DoCoMo Kyushu, Inc.	647.6	106.2	107.1	62.4